                                                 Registration Nos. 333-________
                                                                      811-08561

    As filed With the Securities and Exchange Commission on August 19, 2008

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6


         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]

                    Pre-effective Amendment No.  [   ]

                    Post-Effective Amendment No. [   ]

                                  and/or

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [X]

                           Amendment No. [121]

         AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL-R
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (713) 831-8470
              (Depositor's Telephone Number, including Area Code)

                             Lauren W. Jones, Esq.
                                 Chief Counsel
                     American General Life Companies, LLC
                              2929 Allen Parkway
                           Houston, Texas 77019-2191
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box)

[_] immediately upon filing pursuant to paragraph (b)

[_] on (date) pursuant to paragraph (b)

[_] 60 days after filing pursuant to paragraph (a)(1)

[_] on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proposal is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                          AIG SURVIVOR ADVANTAGE/SM/

JOINT AND LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES (the "Policies") issued by American General Life Insurance Company ("AGL") through its Separate Account VL-R

                           This Prospectus is dated
                               November __, 2008

This prospectus describes AIG Survivor Advantage joint and last survivor flexible premium variable universal life insurance Policies issued by AGL. AIG Survivor Advantage Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. During the lifetimes of the contingent insureds you may designate or change the beneficiary to whom AIG Survivor Advantage pays the death benefit upon the last surviving insured's death. You choose one of three death benefit options. We guarantee a death benefit if the monthly guarantee premium is paid and your Policy has not lapsed.

For information on how to contact AGL, please see "Contact Information" on page
5.

The Index of Special Words and Phrases on page 64will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.

This prospectus generally describes only the variable portions of the Policy, except where the fixed account is specifically mentioned. Please read this prospectus carefully and keep it for future reference.

The AGL declared fixed interest account ("Fixed Account") is the fixed investment option for these Policies. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the AIG Survivor Advantage variable investment options. Currently, the AIG Survivor Advantage variable investment options each purchase shares of a corresponding Fund of:

   .   AIG Retirement Company ("AIG Retirement Co. I")

   .   AIM Variable Insurance Funds ("AIM V.I.")

   .   The Alger American Fund ("Alger American")

   .   American Century Variable Portfolios, Inc.
          ("American Century VP")

   .   Credit Suisse Trust ("Credit Suisse Trust")

   .   Dreyfus Variable Investment Fund ("Dreyfus VIF")

   .   Fidelity(R) Variable Insurance Products ("Fidelity(R) VIP")

   . Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton VIP")

   .   Janus Aspen Series ("Janus Aspen")

   .   J.P. Morgan Series Trust II ("JPMorgan Series Trust II")

   .   JPMorgan Insurance Trust ("JPMorgan Insurance Trust")

   .   MFS(R) Variable Insurance Trust/SM/ ("MFS(R) VIT")

   .   Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")

   .   Oppenheimer Variable Account Funds ("Oppenheimer")

   .   PIMCO Variable Insurance Trust ("PIMCO VIT")

   .   Pioneer Variable Contracts Trust ("Pioneer")

   .   Putnam Variable Trust ("Putnam VT")

   .   SunAmerica Series Trust ("SunAmerica ST")

   .   Van Kampen Life Investment Trust ("Van Kampen LIT")

   .   Vanguard(R) Variable Insurance Fund ("Vanguard VIF")

See "Variable Investment Options" on page 22 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying the variable investment options that may interest you. You can request free copies from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

If the cash surrender value (the cash value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable universal life insurance Policy. You may wish to consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, the Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policies are not available in all states. This prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, or on sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                               TABLE OF CONTENTS

POLICY BENEFITS/RISKS SUMMARY...........................................  6
POLICY BENEFITS.........................................................  6
   Your Specified Amount................................................  6
   Death Benefit........................................................  6
       Death Benefit Proceeds...........................................  6
       Death Benefit Option 1, Option 2 and Option 3....................  6
          Death Benefit Option 1........................................  7
          Death Benefit Option 2........................................  7
          Death Benefit Option 3........................................  7
   Full Surrenders, Partial Surrenders, Transfers, and Policy Loans.....  7
       Full Surrenders..................................................  7
       Partial Surrenders...............................................  7
       Transfers........................................................  7
       Policy Loans.....................................................  7
   Premiums.............................................................  7
       Flexibility of Premiums..........................................  7
       Free Look........................................................  8
   The Policy...........................................................  8
       Ownership Rights.................................................  8
       Separate Account.................................................  8
       Fixed Account....................................................  8
       Accumulation Value...............................................  8
       Payment Options..................................................  8
       Tax Benefits.....................................................  8
   Supplemental Benefits and Riders.....................................  8
POLICY RISKS............................................................  9
   Investment Risk......................................................  9
   Risk of Lapse........................................................  9
   Tax Risks............................................................  9
   Partial Surrender and Full Surrender Risks........................... 10
   Policy Loan Risks.................................................... 10
PORTFOLIO RISKS......................................................... 10
TABLES OF CHARGES....................................................... 11
GENERAL INFORMATION..................................................... 17
   American General Life Insurance Company.............................. 17
   Separate Account VL-R................................................ 17
   Additional Information............................................... 17
   Communication with AGL............................................... 17
       Administrative Center............................................ 18
       E-Delivery, E-Service, telephone transactions and written
         transactions................................................... 18
          E-Delivery.................................................... 18
          E-Service..................................................... 18
          Telephone transactions and written transactions............... 18
       Telephone transactions........................................... 19
   Variable Investment Options.......................................... 19
   Voting Privileges.................................................... 22
   Fixed Account........................................................ 23
       Our general account.............................................. 23
       How we declare interest.......................................... 23
   Illustrations........................................................ 23
POLICY FEATURES......................................................... 24
   Age.................................................................. 24
   Death Benefits....................................................... 24
       Your specified amount of insurance............................... 24
       Your death benefit............................................... 24
       Required minimum death benefit................................... 25

       Base coverage and supplemental coverage............................. 27
   Premium Payments........................................................ 28
       Premium payments.................................................... 28
       Premium Payments and Transaction Requests in Good Order............. 28
       Limits on premium payments.......................................... 28
       Checks.............................................................. 29
       Planned periodic premiums........................................... 29
       Monthly guarantee premiums.......................................... 29
       Free look period.................................................... 30
   Changing Your Investment Option Allocations............................. 30
       Future premium payments............................................. 30
       Transfers of existing accumulation value............................ 31
       Dollar cost averaging............................................... 31
       Automatic rebalancing............................................... 31
       Market timing....................................................... 32
       Restrictions initiated by the Funds and information sharing obligations....................................................... 33
   Changing the Specified Amount of Insurance.............................. 33
       Increase in coverage................................................ 33
       Decrease in coverage................................................ 34
   Changing Death Benefit Options.......................................... 34
       Change of death benefit option...................................... 34
       Effect of changes in insurance coverage on guarantee period benefit........................................................... 35
   Account Value Enhancement............................................... 35
   Effective Date of Policy and Related Transactions....................... 36
       Valuation dates, times, and periods................................. 36
       Fund pricing........................................................ 36
       Date of receipt..................................................... 36
       Commencement of insurance coverage.................................. 36
       Date of issue; Policy months and years.............................. 36
       Monthly deduction days.............................................. 37
       Commencement of investment performance.............................. 37
       Effective date of other premium payments and requests that you make.......................................................... 37
   Reports to Policy Owners................................................ 37
ADDITIONAL BENEFIT RIDERS AND OPTIONS...................................... 38
   Riders.................................................................. 38
       Overloan Protection Rider........................................... 38
       Guaranteed Minimum Death Benefit Rider.............................. 39
          Continuation Guarantee........................................... 39
          Continuation Guarantee Account................................... 39
          Charge against the Policy's accumulation value................... 40
          Charges against the Continuation Guarantee Account............... 40
          Additional adjustments to the Continuation Guarantee
            Account value.................................................. 41
          Investment option restrictions................................... 41
          Reinstatement.................................................... 42
          Termination...................................................... 42
   Tax Consequences of Additional Rider Benefits........................... 42
   Policy Exchange Option.................................................. 42
POLICY TRANSACTIONS........................................................ 43
   E-Delivery, E-Service, Telephone Transactions and Written
     Transactions.......................................................... 43
   Withdrawing Policy Investments.......................................... 43
       Full surrender...................................................... 43
       Partial surrender................................................... 43
       Exchange of Policy in certain states................................ 44
       Policy loans........................................................ 44
       Preferred loan interest rate........................................ 45
       Maturity of your Policy............................................. 45
       Option to extend coverage........................................... 45
       Tax considerations.................................................. 46

POLICY PAYMENTS........................................................... 46
   Payment Options........................................................ 46
       Change of payment option........................................... 46
       Tax impact......................................................... 46
   The Beneficiary........................................................ 47
   Assignment of a Policy................................................. 47
   Payment of Proceeds.................................................... 47
       General............................................................ 47
       Delay of Fixed Account proceeds.................................... 47
       Delay for check clearance.......................................... 47
       Delay of Separate Account VL-R proceeds............................ 47
       Delay to challenge coverage........................................ 48
       Delay required under applicable law................................ 48
ADDITIONAL RIGHTS THAT WE HAVE............................................ 48
       Underwriting and premium classes................................... 49
       Policies purchased through "internal rollovers".................... 49
       State law requirements............................................. 49
       Variations in expenses or risks.................................... 49
CHARGES UNDER THE POLICY.................................................. 49
       Statutory premium tax charge....................................... 49
       Tax charge back.................................................... 50
       Premium expense charge............................................. 50
       Daily charge (mortality and expense risk fee)...................... 50
       Flat monthly charge................................................ 50
       Monthly charge per $1,000 of base coverage......................... 50
       Monthly insurance charge........................................... 50
       Monthly charges for additional benefit riders...................... 51
       Surrender charge................................................... 51
       Partial surrender processing fee................................... 52
       Transfer fee....................................................... 52
       Illustrations...................................................... 52
       Policy loans....................................................... 52
       Charge for taxes................................................... 53
       Allocation of charges.............................................. 53
   More About Policy Charges.............................................. 53
       Purpose of our charges............................................. 53
       General............................................................ 53
ACCUMULATION VALUE........................................................ 54
       Your accumulation value............................................ 54
       Your investment options............................................ 54
POLICY LAPSE AND REINSTATEMENT............................................ 54
FEDERAL TAX CONSIDERATIONS................................................ 55
   Tax Effects............................................................ 55
       General............................................................ 55
       Testing for modified endowment contract status..................... 55
       Other effects of Policy changes.................................... 56
       Policy changes and extending coverage.............................. 56
       Rider benefits..................................................... 56
       Taxation of pre-death distributions if your Policy is not a modified endowment contract...................................... 57
       Taxation of pre-death distributions if your Policy is a
         modified endowment contract...................................... 57
       Policy lapses and reinstatements................................... 58
       Taxation of Exchange Option........................................ 58
       Diversification and investor control............................... 58
       Estate and generation skipping taxes............................... 58
       Life insurance in split dollar arrangements........................ 59
       Pension and profit-sharing plans................................... 59
       Other employee benefit programs.................................... 60
       ERISA.............................................................. 60

       Our taxes...................................................... 60
       When we withhold income taxes.................................. 60
       Tax changes.................................................... 61
LEGAL PROCEEDINGS..................................................... 61
FINANCIAL STATEMENTS.................................................. 61
INDEX OF SPECIAL WORDS AND PHRASES.................................... 62

                              CONTACT INFORMATION

Addresses and telephone numbers: Here is how you can contact us about the AIG Survivor Advantage Policies.

               ADMINISTRATIVE CENTER:                        HOME OFFICE:              PREMIUM PAYMENTS:
------------------------------------------------------ -------------------------- ----------------------------

(Express Delivery);lk              (U.S. Mail)         2727-A Allen Parkway       (Express Delivery)
VUL Administration                 VUL Administration  Houston, Texas 77019-2191  Payment Processing Center
2727-A Allen Parkway               P. O. Box 4880      1-713-831-3443             8430 Bryn Mawr Avenue
Houston, Texas 77019-2191          Houston, Texas      1-800-340-2765             3rd Floor Lockbox 0842
1-713-831-3443, 1-800-340-2765     77210-4880                                     Chicago, IL 60631
(Hearing Impaired) 1-888-436-5256                                                 (U.S. Mail)
Fax: 1-713-620-6653                                                               Payment Processing Center
(Except premium payments)                                                         P.O. Box 0842
                                                                                  Carol Stream, IL 60132-0842

                         POLICY BENEFITS/RISKS SUMMARY

   This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                POLICY BENEFITS

   The Policy insures the lives of two individuals, each of whom is called a "contingent insured." The contingent insureds must be at least age 20 at the time the Policy is issued. During the contingent insureds' lifetimes you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value or amount of premiums under your Policy, upon the last surviving contingent insured's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

   You may currently allocate your accumulation value among the 47 variable investment options available under the Policy, each of which invests in an underlying Fund (each available portfolio is referred to in this prospectus as a "Fund," and collectively, the "Funds"), and the Fixed Account, which credits a specified rate of interest.

   Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited to the Fixed Account.

Your Specified Amount

   In your application to buy an AIG Survivor Advantage Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. The Policy is available for specified amounts of $250,000 or more. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. You decide how much base coverage and supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We pay compensation to your insurance agent's broker-dealer for the sale of both base and supplemental coverages. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 27.

Death Benefit

   . Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged) to the beneficiary upon the death of the last surviving contingent insured. In your application to buy an AIG Survivor Advantage Policy, you tell us how much life insurance coverage you want. We will increase the death benefit by any additional death benefit under a rider. We also provide a guarantee of a death benefit, contingent upon payment of the required premiums, equal to the specified amount (less any indebtedness) and any benefit riders for a specified period. This guarantee is not applicable if your Policy has lapsed.

   .   Death Benefit Option 1, Option 2 and Option 3:

       You can choose death benefit Option 1 or Option 2 at the time of your application or at any later time before the death of the last surviving contingent insured and before the Policy's maturity date. You can choose death benefit Option 3 only at the time of your application. You must choose one of the three Options when you apply for your Policy.

   . Death Benefit Option 1 is the specified amount on the date of the last surviving contingent insured's death.

   . Death Benefit Option 2 is the sum of (a) the specified amount on the date of the last surviving contingent insured's death and (b) the Policy's accumulation value as of the date of the last surviving contingent insured's death.

   . Death Benefit Option 3 is the sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. There is a Maximum Net Amount at Risk associated with Death Benefit Option 3. The Maximum Net Amount at Risk on the Date of Issue is shown on page 3 of your Policy. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

   Federal tax law may require us to increase the death benefit under any of the above death benefit Options. See "Required minimum death benefit" on page 25.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

   . Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

   . Partial Surrenders: You may, at any time after the first Policy year and before the Policy's maturity date, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $250,000. A partial surrender is also subject to any surrender charge that then applies. A partial surrender may have adverse tax consequences.

   . Transfers: Within certain limits, you may make transfers among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Fixed Account.

   . Policy Loans: You may take a loan from your Policy at any time. The maximum loan amount you may take is equal to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day, less loan interest that will be payable on your loan to your next Policy anniversary. The minimum loan you may take is $500 or, if less, an amount equal to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. We charge you interest on your loan at an annual effective rate of 4.75%, which is equal to 4.54% payable in advance. We credit interest monthly on loaned amounts; we guarantee an annual effective interest rate of 4.00%. After the tenth Policy year, you may take a preferred loan from your Policy. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

Premiums

   . Flexibility of Premiums: After you pay the initial premium, you can pay premiums at any time (prior to the Policy's maturity) and in any amount less than the maximum amount allowed under tax laws. You can select a premium payment plan to pay "planned periodic premiums" monthly, quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that either of the "guarantee period benefit" (described under "Monthly guarantee premiums" on page 29) or the continuation guarantee under the guaranteed minimum death benefit rider remains in effect. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. Under certain circumstances, we may limit the amount of a premium payment or reject a premium payment.

   . Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or
       (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy.

The Policy

   . Ownership Rights: While the contingent insureds are living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

   . Separate Account: You may direct the money in your Policy to any of the variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus.

   . Fixed Account: You may place amounts in the Fixed Account where it earns interest at the rate of 3% or more annually. We may declare higher rates of interest, but are not obligated to do so.

   . Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

   . Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these payment options is available on request from our Administrative Center shown under "Contact Information" on page 5. Also see "Payment Options" on page 46.

   . Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary. In addition, this means that under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made tax free. Under a qualifying life insurance policy that is not a modified endowment contract ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15th Policy year generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

Supplemental Benefits and Riders

   We offer riders that provide supplemental benefits under the Policy. For the riders that you choose, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states.

                                 POLICY RISKS

Investment Risk

   The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. The surrender charge is large enough in the Policy's early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

   If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that investment performance will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force you may be required to pay more premiums than originally planned. We do not guarantee a minimum accumulation value.

   If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

   If your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the cash surrender value. While the guarantee period benefit is applicable to your Policy, if you pay the monthly guarantee premiums your Policy will not lapse and we will provide a death benefit depending on the death benefit Option you chose. If the guaranteed minimum death benefit rider is applicable to your Policy and the value of your continuation guarantee account is greater than zero, your Policy will not lapse and we will provide a death benefit depending on the death benefit Option you chose.

Tax Risks

   We anticipate that the Policy should generally qualify as a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Although AGL believes that the Policies are in compliance with Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"), the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the AIG Survivor Advantage Policies, will meet the
Section 7702 definition of a life insurance contract. Please consult a tax adviser about these consequences.

   Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

   See "Federal Tax Considerations" on page 59. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

   The surrender charge under the Policy applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any requested increase in the Policy's specified amount) in the event you surrender the Policy or decrease the specified amount. The surrender charge may be considerable. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. Under death benefit Option 3, partial surrenders reduce the Policy's death benefit until the total value of the premiums you pay after the partial surrender is equivalent to or greater than the amount surrendered. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the accumulation value in the near future. We designed the Policy to meet long-term financial goals.

   A partial surrender or full surrender may have adverse tax consequences.

Policy Loan Risks

   A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued interest from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.

   We reduce the amount we pay on the last surviving contingent insured's death by the amount of any Policy loan and any accrued interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the cash surrender value to zero.

   If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not been previously taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                PORTFOLIO RISKS

   A discussion of the risks of each Fund may be found in its prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting your AGL representative or the Administrative Center shown under "Contact Information" on page 5.

   There is no assurance that any of the Funds will achieve its stated investment objective.

                               TABLES OF CHARGES

   The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. No Policy owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

   AGL may also make available to Policy owners other variable universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

   The first table describes the fees and expenses that are payable at the time that you (1) buy a Policy, (2) change a Policy's specified amount,
(3) surrender a Policy during a maximum of the first 14 Policy years and a maximum of the first 14 Policy years following an increase in the Policy's specified amount, or (4) transfer accumulation value between investment options.

                               Transaction Fees

                     When Charge is     Maximum Guaranteed
Charge                  Deducted              Charge          Current Charge
------             -------------------- -------------------- -----------------
Statutory Premium  Upon receipt of      3.5% of each         3.5% of each
Tax Charge         each premium payment premium payment/1,2/ premium
                                                             payment/1,2/

Premium Expense    Upon receipt of      7.5% of the premium  5% of the premium
Charge             each premium payment payment remaining    payment remaining
                                        after deduction of   after deduction
                                        the premium tax      of the premium
                                        charge               tax charge

Partial Surrender  Upon a partial       The lesser of $25    $10
Processing Fee     surrender of your    or 2% of the amount
                   Policy               of the partial
                                        surrender

Transfer Fee       Upon a transfer of   $25 for each         $25 for each
                   accumulation value   transfer/3/          transfer/3/

Policy Owner       Upon each request    $25                  $0
Additional         for a Policy
Illustration       illustration after
Charge             the first in a
                   Policy year
--------
/1/ Statutory premium tax rates vary by state. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.5%, is in the state of Illinois. Certain local jurisdictions may assess additional premium taxes.

/2/ Instead of a premium tax charge, we assess a tax charge back of 1.78% of each premium payment for Policy owners residing in Oregon. See "Tax charge back" on page 50.

/3/  The first 12 transfers in a Policy year are free of charge.

                               Transaction Fees

                                                   Maximum
                             When Charge is       Guaranteed
Charge                          Deducted            Charge      Current Charge
------                     -------------------  --------------  --------------
Surrender Charge

   Maximum Charge/1/       Upon a partial       $23.88 per      $23.88 per
                           surrender or a full  $1,000 of base  $1,000 of base
                           surrender of your    coverage        coverage
                           Policy during the
                           first 14 Policy
                           years and during
                           the first 14 Policy
                           years following an
                           increase in the
                           Policy's base
                           coverage/2/

   Minimum Charge/3/       Upon a partial       $1.33 per       $1.33 per
                           surrender or a full  $1,000 of base  $1,000 of base
                           surrender of your    coverage        coverage
                           Policy during the
                           first 14 Policy
                           years and during
                           the first 14 Policy
                           years following an
                           increase in the
                           Policy's base
                           coverage/2/

   Example Charge - for    Upon a partial       $22.06 per      $22.06 per
   the first Policy        surrender or a full  $1,000 of base  $1,000 of base
   year - for a 60 year    surrender of your    coverage        coverage
   old male, preferred     Policy during the
   non-tobacco and a       first 14 Policy
   60 year old female,     years and during
   preferred               the first 14 Policy
   non-tobacco with a      years following an
   Specified Amount of     increase in the
   $360,000, of which      Policy's base
   $252,000 is base        coverage/2/
   coverage/2/

Overloan Protection
Rider

   One-Time Charge         At time rider is     5.0% of         3.5% of
                           exercised            Policy's        Policy's
                                                accumulation    accumulation
                                                value at time   value at time
                                                rider is        rider is
                                                exercised       exercised
--------
/1/ The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during the contingent insureds' first Policy year. The Maximum Charge is for a male, standard tobacco, age 60 at the Policy's date of issue and a male, standard tobacco, age 60 at the Policy's date of issue with a Specified Amount of $360,000, all of which is base coverage.

/2/ The Surrender Charge will vary based on the contingent insureds' sex, ages, premium classes, Policy year and base coverage. The surrender charge attributable to an increase in the Policy's base coverage applies only to the increase in base coverage. See "Base coverage and supplemental coverage" on page 27. The Surrender Charges shown in the table may not be typical of the charges you will pay. Pages ______ and ______ of your Policy will indicate the maximum guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available free of charge on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus.

/3/ The Minimum Charge for both the maximum guaranteed charge and the current charge occurs during the contingent insureds' fourteenth Policy year. The Minimum Charge is for a female, preferred plus non-tobacco, age 20 at the Policy's date of issue, and a female, preferred plus non-tobacco, age 20 at the Policy's date of issue, with a Specified Amount of $360,000, of which $36,000 is base coverage and $324,000 is supplemental coverage.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

                               Periodic Charges
                      (other than Fund fees and expenses)

                      When Charge is    Maximum Guaranteed
Charge                   Deducted             Charge          Current Charge
------               -----------------  -------------------  -----------------
Flat Monthly         Monthly, at the    $10                  $10
  Charge             beginning of each
                     Policy month

Cost of Insurance
  Charge/1/

   Maximum           Monthly, at the    $83.33 per $1,000    $37.25 per $1,000
   Charge/2/         beginning of each  of net amount at     of net amount at
                     Policy month       risk/3/              risk attributable
                                        attributable to      to base coverage;
                                        base coverage; and   and

                                        $83.33 per $1,000    $37.25 per $1,000
                                        of net amount at     of net amount at
                                        risk attributable    risk attributable
                                        to supplemental      to supplemental
                                        coverage             coverage

   Minimum           Monthly, at the    $0.01 per $1,000 of  $0.01 per $1,000
   Charge/4/         beginning of each  net amount at risk   of net amount at
                     Policy month       attributable         risk attributable
                                        to base coverage;    to base coverage;
                                        and                  and

                                        $0.01 per $1,000 of  $0.01 per $1,000
                                        net amount at risk   of net amount at
                                        attributable         risk attributable
                                        to supplemental      to supplemental
                                        coverage             coverage

   Example Charge    Monthly, at the    $0.01 per $1,000 of  $0.01 per $1,000
   for the first     beginning of each  net amount at risk   of net amount at
   Policy year -     Policy month       attributable         risk attributable
   for a 60 year                        to base coverage;    to base coverage;
   old male,                            and                  and
   preferred
   non-tobacco,                         $0.01 per $1,000 of  $0.01 per $1,000
   and a 60 year                        net amount at risk   of net amount at
   old female,                          attributable         risk attributable
   preferred                            to supplemental      to supplemental
   non-tobacco                          coverage             coverage
   with a
   Specified
   Amount of
   $360,000, of
   which $252,000
   is base
   coverage
--------
/1/ The Cost of Insurance Charge will vary based on the contingent insureds' sex, ages, premium classes, Policy year and base and supplemental coverage amounts. See "Base coverage and supplemental coverage" on page 27. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 28 of your Policy will indicate the maximum guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus. Also see "Illustrations" on page 27 of this prospectus.

/2/ The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during the 12 months following the Policy anniversary nearest the younger contingent insured's 120th birthday. The Policy anniversary nearest the younger contingent insured's 121st birthday is the Policy's maximum maturity date. The Maximum Charge is for a male, standard tobacco, and a male, standard tobacco, with a Specified Amount of $250,000, all of which is base coverage.

/3/ The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.

/4/ The Minimum Charge for both the maximum guaranteed charge and the current charge occurs in Policy year 1. The Minimum Charge is for a female, preferred plus non-tobacco, age 20 and a female, preferred plus non-tobacco, age 20 at the Policy's date of issue, with a Specified Amount of $360,000, of which $36,000 is base coverage and $224,000 is supplemental coverage.

                               Periodic Charges
                      (other than Fund fees and expenses)

                        When Charge is         Maximum
Charge                     Deducted       Guaranteed Charge   Current Charge
------                ------------------- -----------------  -----------------
   Monthly Charge
   per $1,000 of
   base
   coverage/1/

   Maximum Charge     Monthly, at the     $2.11 per $1000    $2.11 per $1000
   - for a            beginning of each   of base coverage   of base coverage
   90 year old        Policy month. This
   male, standard     Charge is assessed
   tobacco and a      during the first 5
   90 year old        Policy years and
   male, standard     the first 5 Policy
   tobacco, with      years following an
   a Specified        increase in base
   Amount of          coverage/2/
   $360,000, of
   which $360,000
   is base
   coverage

   Minimum Charge     Monthly, at the     $0.09 per $1000    $0.09 per $1000
   - for a 20         beginning of each   of base coverage   of base
   year old           Policy month. This                     coverage
   female,            Charge is assessed
   preferred plus     during the first 5
   non-tobacco        Policy years and
   and a 20 year      the first 5 Policy
   old female,        years following an
   preferred plus     increase in base
   non-tobacco,       coverage/2/
   with a
   Specified
   Amount of
   $360,000, of
   which $36,000
   is base
   coverage

   Example Charge     Monthly, at the     $0.57 per $1000    $0.57 per $1000
   - for a            beginning of each   of base coverage   of base
   60 year old        Policy month. This                     coverage
   male,              Charge is assessed
   preferred          during the first 5
   non-tobacco        Policy years and
   and a 60 year      the first 5 Policy
   old female,        years following an
   preferred          increase in base
   non-tobacco,       coverage/2/
   with a
   Specified
   Amount of
   $360,000, of
   which $252,000
   is base
   coverage

   Daily Charge       Daily               annual effective   annual effective
   (mortality and                         rate of 0.70% of   rate of
   expense risk                           accumulation       0.70% of
   fee)/3/                                value invested in  accumulation
   Policy years                           the variable       value invested in
   1-10/ 4/                               investment         the variable
                                          options/4/         investment
                                                             options/4/

   Policy Loan        Annually (in        4.75% of the loan  4.75% of the loan
   Interest Charge    advance, on your    balance/5/         balance/5/
                      Policy anniversary)
--------
/1/ The Monthly Charge per $1,000 of base coverage will vary based on the amount of base coverage and each of the contingent insured's sex, age and premium class. See "Base coverage and supplemental coverage" on page 27. The Monthly Charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page 3A of your Policy will indicate the initial Monthly Charge per $1,000 of base coverage applicable to your Policy. Your Policy refers to this charge as the "Monthly Expense Charge." More detailed information covering your Monthly Charge per $1,000 of base coverage is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your AGL representative. There is no additional charge for any illustrations which may show various amounts of coverage.

/2/ The charge assessed during the first 5 Policy years following an increase in base coverage is only upon the amount of the increase in base coverage.

/3/ Policies issued in Maryland refer to this charge as an "account value charge."

/4/  After the 10th Policy year, the maximum daily charge will be as follows:

          Policy years 11-20 annual effective rate of 0.35%

          Policy years 21+ annual effective rate of 0.15%

      These reductions in the maximum amount of the daily charge are guaranteed.

/5/ We assess loan interest at the beginning of each Policy year at a rate of 4.54%. The 4.54% rate is equivalent to interest assessed at the end of the Policy year at an annual effective rate of 4.75%. See "Policy loans" on page 44.

   The next table describes the fees and expenses that you will pay periodically, if you choose an optional benefit rider during the time that you own the Policy. We describe the Overloan Protection Rider in the "Transaction Fees" section of these Tables.

                               Periodic Charges
                        (optional benefit riders only)

Optional Benefit       When Charge is    Maximum Guaranteed
Rider                     Deducted             Charge         Current Charge
----------------     ------------------  ------------------  -----------------
Guaranteed
Minimum Death
Benefit Rider
Charge/1/

   Maximum Charge    Monthly, at the     $83.33 per $1000    $0.01 per $1000
   - for an 90       beginning of each   of net amount at    of net amount at
   year old male,    Policy month        risk attributable   risk attributable
   standard                              to total of base    to total of base
   tobacco and a                         and supplemental    and supplemental
   90 year old                           coverages           coverages
   male, standard
   tobacco, with
   a Specified
   Amount of
   $360,000, of
   which $360,000
   is base
   coverage

   Minimum Charge    Monthly, at the     $0.01 per $1000 of  $0.01 per $1000
   - for a 20        beginning of each   net amount at risk  of net amount at
   year old          Policy month        attributable to     risk attributable
   female,                               total of base and   to total of base
   preferred                             supplemental        and supplemental
   non-tobacco                           coverages           coverages
   and a 20 year
   old female,
   preferred
   non-tobacco,
   with a
   Specified
   Amount of
   $360,000, of
   which $36,000
   is base
   coverage

   Example Charge    Monthly, at the     $0.01 per $1000 of  $0.01 per $1000
   - for a 60        beginning of each   net amount at risk  of net amount at
   year old male,    Policy month        attributable to     risk attributable
   preferred                             total of base and   to total of base
   non-tobacco,                          supplemental        and supplemental
   and a 60 year                         coverages           coverages
   old female,
   preferred
   non-tobacco
   with a
   Specified
   Amount of
   $360,000, of
   which $306,000
   is base
   coverage
--------
/1/ The charge for the Guaranteed Minimum Death benefit rider will vary based on the contingent insureds' sex, ages, premium classes and death benefit Option selected.

   The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2007. Current and future expenses for the Funds may be higher or lower than those shown.

                         Annual Fund Fees and Expenses
               (expenses that are deducted from the Fund assets)

Charge                                                       Maximum Minimum
------                                                       ------- -------
Total Annual Fund Operating Expenses for all of the Funds
  (expenses that are deducted from portfolio assets include
  management fees, distribution (12b-1) fees, and other
  expenses)/1/                                                1.20%   0.24%

   Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.
--------
/1/ Currently 10 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2009. These contractual reimbursements or fee waivers have no impact on the annual Fund fees and expenses:

                              GENERAL INFORMATION

American General Life Insurance Company

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name for AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

   We hold the Fund shares in which any of your accumulation value is invested in the Separate Account. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, the Separate Account is divided into 74 separate "divisions," 47 of which correspond to the 47 variable "investment options" under the Policy. The remaining 27 divisions, and all of these 47 divisions, represent investment options available under other variable universal life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Separate Account's other assets.

   The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners.

Additional Information

   We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

Communication with AGL

   When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

   Administrative Center. The Administrative Center provides service to all Policy owners. See "Contact Information" on page 5 of this prospectus. For applicants, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. You should mail or express premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5. You should communicate notice of the last surviving contingent insured's death, including any related documentation, to our Administrative Center address.

   E-Delivery, E-Service, telephone transactions and written transactions. There are several different ways to request and receive Policy services.

      E-Delivery. Instead of receiving paper copies by mail of certain documents we are required to provide to you, including annual Policy and Fund prospectuses, you may select E-Delivery. E-Delivery allows you to receive notification by E-mail when new or updated documents are available that pertain to your Policy. You may then follow the link contained within the E-mail to view these documents on-line. Alternatively, you may choose to receive these documents via CD ROM. You may find electronically received documents easier to review and retain than paper documents. To enroll for E-Delivery, you can complete certain information at the time of your Policy application (with one required extra signature). If you prefer, you can go to www.aigag.com and at the same time you enroll for E-Service, enroll for E-Delivery. You do not have to enroll for E-Service to enroll for E-Delivery unless you enroll on-line. You may select or cancel E-Delivery at any time. There is no charge for E-Delivery.

      E-Service. You may enroll for E-Service to have access to on-line services for your Policy. These services include transferring values among investment options and changing allocations for future premiums. You can also view Policy statements. If you have elected E-Service, you may choose to handle certain Policy requests by E-Service, in writing or by telephone. We expect to expand the list of available E-Service transactions in the future. To enroll for E-Service, go to www.aigag.com and complete the information on the introductory page under "Not an E-Service Member?" You may select or cancel the use of E-Service at any time. There is no charge for E-Service.

      Telephone transactions and written transactions. Certain transaction requests currently must be made in writing. You must make the following requests in writing (unless you are permitted to make the requests by E-Service or by telephone; see "Telephone transactions" on page 19).

      .   transfer of accumulation value;*

      .   change of allocation percentages for premium payments; *

      .   change of allocation percentages for Policy deductions; *

      .   telephone transaction privileges; *

      .   loan; *

      .   full surrender;

      .   partial surrender; *

      .   change of beneficiary or contingent beneficiary;

      .   loan repayments or loan interest payments;

      .   change of death benefit option or manner of death benefit payment;

      .   change in specified amount;

      . addition or cancellation of, or other action with respect to any benefit riders;

      .   election of a payment option for Policy proceeds; and

      .   tax withholding elections.
--------
* These transactions are permitted by E-Service, by telephone or in writing.

   We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center, shown under "Contact Information" on page 5, or from your AGL representative. Each communication must include your name, Policy number and, the contingent insured's names. We cannot process any requested action that does not include all required information.

   Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the contingent insured's and owner's names, and a form of personal identification from the caller. We will promptly mail a written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone request. Also, if due to malfunction or other circumstances your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-340-2765.

Variable Investment Options

   We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. The name of each Fund or a footnote for the Fund describes its type (for example, money market fund, growth fund, equity fund, etc.). The text of the footnotes follows the table. Fund sub-advisers are shown in parentheses.

Variable Investment Options     Investment Adviser (sub-adviser, if applicable)
---------------------------     -----------------------------------------------
AIG Retirement Co. I                VALIC* (AIG Global Investment Corp.)
International Equities Fund

AIG Retirement Co. I Mid Cap        VALIC* (AIG Global Investment Corp.)
Index Fund

AIG Retirement Co. I Money          VALIC* (AIG SunAmerica Asset Management
Market I Fund                       Corp.)

AIG Retirement Co. I Nasdaq -       VALIC* (AIG Global Investment Corp.)
100(R) Index Fund

AIG Retirement Co. I Science &      VALIC* (RCM Capital Management, LLC)
Technology Fund/1/                  (T. Rowe Price Associates, Inc.)
                                    (Wellington Management Company, LLP)

AIG Retirement Co. I Small Cap      VALIC* (AIG Global Investment Corp.)
Index Fund

AIG Retirement Co. I Stock          VALIC* (AIG Global Investment Corp.)
Index Fund

AIM V.I. Global Real Estate         Invesco Aim Advisors, Inc.
Fund - Series I Shares              (Invesco Asset Management Deutschland,
                                    GmbH)
                                    (Invesco Asset Management (Japan)
                                    Limited)
                                    (Invesco Asset Management Limited)
                                    (Invesco Australia Limited)
                                    (Invesco Global Asset Management
                                    (N.A.), Inc.)
                                    (Invesco Hong Kong Limited)
                                    (Invesco Institutional (N.A.), Inc.)
                                    (Invesco Senior Secured Management,
                                    Inc.)
                                    (Invesco Trimark, Ltd.)

Variable Investment Options     Investment Adviser (sub-adviser, if applicable)
---------------------------     -----------------------------------------------
AIM V.I. International Growth       Invesco Aim Advisors, Inc.
Fund - Series I Shares              (Invesco Asset Management Deutschland,
                                    GmbH)
                                    (Invesco Asset Management (Japan)
                                    Limited)
                                    (Invesco Asset Management Limited)
                                    (Invesco Australia Limited)
                                    (Invesco Global Asset Management
                                    (N.A.), Inc.)
                                    (Invesco Hong Kong Limited)
                                    (Invesco Institutional (N.A.), Inc.)
                                    (Invesco Senior Secured Management,
                                    Inc.)
                                    (Invesco Trimark, Ltd.)

Alger American Capital              Fred Alger Management, Inc.
Appreciation Portfolio - Class
O Shares

Alger American MidCap Growth        Fred Alger Management, Inc.
Portfolio - Class O Shares

American Century VP Value Fund      American Century Investment Management,
                                    Inc.

Credit Suisse Trust Small Cap       Credit Suisse Asset Management, LLC
Core I Portfolio

Dreyfus VIF International           The Boston Company Asset Management LLC
Value Portfolio - Initial
Shares

Fidelity(R) VIP Asset               Fidelity Management & Research Company
Manager/SM/ Portfolio -             (FMR Co., Inc.)
Service Class 2/2/                  (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan Limited)
                                    (Fidelity Investments Money Management,
                                    Inc.)
                                    (Fidelity Management & Research (U.K.)
                                    Inc.)
                                    (Fidelity Research & Analysis Company)

Fidelity(R) VIP Contrafund(R)       Fidelity Management & Research Company
Portfolio - Service Class 2/3/      (FMR Co., Inc.)
                                    (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan Limited)
                                    (Fidelity Management & Research (U.K.)
                                    Inc.)
                                    (Fidelity Research & Analysis Company)

Fidelity(R) VIP Equity-Income       Fidelity Management & Research Company
Portfolio - Service Class 2         (FMR Co., Inc.)
                                    (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan Limited)
                                    (Fidelity Management & Research (U.K.)
                                    Inc.)
                                    (Fidelity Research & Analysis Company)

Fidelity(R) VIP Freedom 2020        Strategic Advisers(R), Inc.
Portfolio - Service Class 2/4/      Fidelity Management & Research Company

Fidelity(R) VIP Freedom 2025        Strategic Advisers(R), Inc.
Portfolio - Service Class 2/5/      Fidelity Management & Research Company

Fidelity(R) VIP Freedom 2030        Strategic Advisers(R), Inc.
Portfolio - Service Class 2/6/      Fidelity Management & Research Company

Fidelity(R) VIP Growth              Fidelity Management & Research Company
Portfolio - Service Class 2         (FMR Co., Inc.)
                                    (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan Limited)
                                    (Fidelity Management & Research (U.K.)
                                    Inc.)
                                    (Fidelity Research & Analysis Company)

Fidelity(R) VIP Mid Cap             Fidelity Management & Research Company
Portfolio - Service Class 2         (FMR Co., Inc.)
                                    (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan Limited)
                                    (Fidelity Management & Research (U.K.)
                                    Inc.)
                                    (Fidelity Research & Analysis Company)

Variable Investment Options     Investment Adviser (sub-adviser, if applicable)
---------------------------     -----------------------------------------------
Franklin Templeton VIP             Franklin Advisory Services, LLC
Franklin Small Cap Value
Securities Fund - Class 2

Franklin Templeton VIP Mutual      Franklin Mutual Advisers, LLC
Shares Securities Fund -
Class 2/7/

Janus Aspen Forty Portfolio -      Janus Capital Management LLC
Services Shares/8/

Janus Aspen Mid Cap Growth         Janus Capital Management LLC
Portfolio - Service Shares

JPMorgan Insurance Trust           JPMorgan Investment Advisors Inc.
Government Bond Portfolio -
Class 1

JPMorgan Series Trust II           J.P. Morgan Investment Management Inc.
International Equity Portfolio

MFS(R) VIT New Discovery           Massachusetts Financial Services Company
Series - Initial Class/9/

MFS(R) VIT Research Series -       Massachusetts Financial Services Company
Initial Class/10/

Neuberger Berman AMT Mid-Cap       Neuberger Berman Management Inc.
Growth Portfolio - Class I         (Neuberger Berman, LLC)

Neuberger Berman AMT Socially      Neuberger Berman Management Inc.
Responsive Portfolio -             (Neuberger Berman, LLC)
Class I/11/

Oppenheimer Balanced Fund/VA -     OppenheimerFunds, Inc.
Non-Service Shares/12/

Oppenheimer Global Securities      OppenheimerFunds, Inc.
Fund/VA - Non-Service Shares

PIMCO VIT                          Pacific Investment Management Company
CommodityRealReturn/TM/            LLC
Strategy Portfolio -
Administrative Class/13/

PIMCO VIT Global Bond              Pacific Investment Management Company
Portfolio (Unhedged) -             LLC
Administrative Class

PIMCO VIT Real Return              Pacific Investment Management Company
Portfolio - Administrative         LLC
Class/14/

PIMCO VIT Short-Term Portfolio     Pacific Investment Management Company
- Administrative Class             LLC

PIMCO VIT Total Return             Pacific Investment Management Company
Portfolio - Administrative         LLC
Class

Pioneer Mid Cap Value VCT          Pioneer Investment Management, Inc.
Portfolio - Class I Shares

Putnam VT Diversified Income       Putnam Investment Management, LLC
Fund - Class IB                    (Putnam Investment Limited)

Putnam VT Small Cap Value Fund     Putnam Investment Management, LLC
- Class IB                         (Putnam Investment Limited)

SunAmerica ST Aggressive           AIG SunAmerica Asset Management Corp.
Growth Portfolio - Class 1
Shares

SunAmerica ST Balanced             AIG SunAmerica Asset Management Corp.
Portfolio - Class 1 Shares/15/     (J.P. Morgan Investment Management Inc.)

Van Kampen LIT Growth and          Van Kampen Asset Management
Income Portfolio - Class I
Shares

Vanguard** VIF High Yield Bond     Wellington Management Company, LLP
Portfolio

Vanguard** VIF REIT Index          The Vanguard Group, Inc.
Portfolio
--------
/1/ The Fund type for AIG Retirement Co. I Science & Technology Fund is long-term capital appreciation. This Fund is a sector fund.

/2/ The Fund type for Fidelity(R) VIP Asset Manager/SM/ Portfolio - Service Class 2 is high total return.

/3/ The Fund type for Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2 is long-term capital appreciation.

/4/ The Fund type for Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2 is high total return.

/5/ The Fund type for Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2 is high total return.

/6/ The Fund type for Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2 is high total return.

/7/ The Fund type for Franklin Templeton VIP Mutual Shares Securities Fund - Class 2 is capital appreciation with income as a secondary goal.

/8/ The Fund type for Janus Aspen Forty Portfolio - Service Shares is long-term growth of capital.

/9/ The Fund type for MFS(R) VIT New Discovery Series - Initial Class is capital appreciation.

/10/ The Fund type for MFS(R) VIT Research Series - Initial Class is capital appreciation.

/11/ The Fund type for Neuberger Berman AMT Socially Responsive Portfolio -
     Class I Shares is long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.

/12/ The Fund type for Oppenheimer Balanced Fund/VA - Non-Service Shares is total return.

/13/ The Fund type for PIMCO VIT CommodityRealReturn/TM/ Strategy Portfolio -
     Administrative Class is maximum real return.

/14/ The Fund type for PIMCO VIT Real Return Portfolio/TM/ - Administrative
     Class is maximum real return.

/15/ The Fund type for SunAmerica ST Balanced Portfolio - Class 1 Shares is conservation of principal and capital appreciation.

*  "VALIC" means The Variable Annuity Life Insurance Company.

** "Vanguard" is a trademark of the Vanguard Group, Inc.

   From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

   You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their prospectuses. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan. A Fund's prospectus may occasionally be supplemented by the Fund's Investment Adviser. Please check the AIG Survivor Advantage page at www.aigag.com/life/life.nsf/contents/productsindividuals_prospectuses_VUL to view Fund prospectuses and their supplements.

   We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the daily market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter.

   We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO VIT for services we perform.

   We also receive what are referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

   From time to time some of these arrangements, except for 12b-1 arrangements, may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses we incur are greater than we anticipated. If the expenses we incur are less than we anticipated, we may make a profit from some of these arrangements. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 49.

Voting Privileges

   We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

   We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account. Even if Policy owners participating in that Fund choose not to provide voting instructions, we will vote the Fund's shares in the same proportions as the voting instructions which we actually receive. As a result, the instructions of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.

   If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

   In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 57. The "daily charge" described on page 50 and the fees and expenses of the Funds discussed on page19 do not apply to the Fixed Account.

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Illustrations

   We may provide you with illustrations for your Policy's death benefit, accumulation value, and cash surrender value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

   Before you purchase the Policy, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) each contingent insured's age and premium class and (2) your selection of a death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options.

   After you purchase the Policy and upon your request, we will provide a similar personalized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a maximum fee of $25 for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

                                POLICY FEATURES

Age

   Generally, our use of age in your Policy and this prospectus refers to a person who is between six months younger and six months older than the stated age. Sometimes we refer to this as the "attained" age. We currently require that the contingent insureds under a Policy be at least age 20 when we issue the Policy.

Death Benefits

   Your specified amount of insurance. In your application to buy an AIG Survivor Advantage Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance.

   The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. Base coverage must be at least 10% of the specified amount. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 27.

   We also guarantee a death benefit for a specified period, provided you have paid the required monthly guarantee premiums. The guaranteed death benefit is equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in this prospectus as the "guarantee period benefit." We also offer a guaranteed minimum death benefit rider that includes a continuation guarantee. We provide more information about the specified amount and the guarantee period benefit under "Monthly guarantee premiums," on page 29 and a discussion of the rider under "Additional Benefit Riders and Options" on page 38. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

   Investment performance affects the amount of your Policy's accumulation value. We deduct all charges from your accumulation value. The amount of the monthly charges may differ from month to month. However, as long as all applicable charges are paid timely each month, the specified amount of insurance payable under your Policy is unaffected by investment performance. (See "Monthly insurance charge" on page 50.)

   Your death benefit. You must choose one of three death benefit Options under your Policy at the time it is issued.

   You can choose Option 1 or Option 2 at the time of your application or at any later time before the death of the last surviving contingent insured or the Policy's maturity date. You can choose death benefit Option 3 only at the time of your application. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is:

   . Option 1--The specified amount on the date of the last surviving contingent insured's death.

   . Option 2--The sum of (a) the specified amount on the date of the last surviving contingent insured's death and (b) the Policy's accumulation value as of the date of the last surviving contingent insured's death.

   . Option 3--The sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. There is a Maximum Net Amount at Risk associated with Death Benefit Option 3. The Maximum Net Amount at Risk on the Date of Issue is shown on Page 3 of your Policy. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

       There is a maximum net amount at risk associated with death benefit Option 3. If you have selected Option 3, the maximum net amount at risk on the date of issue is shown on page 3 of your Policy. If at any time the net amount at risk exceeds the maximum net amount at risk, AGL may automatically effect a partial surrender or reduce the death benefit, both of which may have federal tax consequences, to keep the net amount at risk below the maximum then in effect. In no event, however, will we effect such partial surrender or reduce the death benefit if the change would result in adverse tax consequences under the Internal Revenue Code of 1986, as amended (the "Code") section 7702. Future underwritten increases in specified amount will increase the maximum net amount at risk.

   See "Partial surrender" on page 47 for more information about the effect of partial surrenders on the amount of the death benefit.

   Under either Option 2 or Option 3, your death benefit will be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will be higher under Option 1 than under either Option 2 or Option 3.

   Any premiums we receive after the last surviving contingent insured's death will be returned and not included in your accumulation value.

   Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "required minimum death benefit" as explained below.

   Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

   If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. In addition to meeting the premium requirements, the death benefit must be large enough when compared to the accumulation value to meet the minimum death benefit requirement. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, as long as the death benefit is large enough compared to the accumulation value to meet the minimum death benefit requirement.

   The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

   If you selected death benefit Option 1, Option 2 or Option 3 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

   Under federal tax law rules, if you selected either death benefit Option 1 or Option 3 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to the required minimum death benefit. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1 or Option 3.

   If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also be higher. This compensates us for the additional risk that we might have to pay the required minimum death benefit.

   If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a required minimum death benefit percentage that will be set forth on page ______ of your Policy. The required minimum death benefit percentage varies based on the age, sex and premium classes of the contingent insureds. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The percentages shown are for a 60 year old male contingent insured, preferred non-tobacco premium class Policy years 1 to 60, and a 60 year old female contingent insured, preferred non-tobacco premium class, Policy years 1 to 60. These individuals are the same two contingent insureds whose characteristics we use to illustrate the "example charge" in each of the tables of Charges beginning on page 11 of this prospectus.

                         APPLICABLE PERCENTAGES UNDER
                         CASH VALUE ACCUMULATION TEST

 Policy
  Year       1         10        20        30        40        50        60
--------  --------  --------  --------  --------  --------  --------  --------
   %          297%      212%      154%      125%      113%      107%      104%

   If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the younger contingent insured's age is 40 or less, and decreases each year thereafter to 100% when the younger contingent insured's age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages between 40 to 95 are set forth in the following table.

                         APPLICABLE PERCENTAGES UNDER
                            GUIDELINE PREMIUM TEST

   Younger Contingent
        Insured's
      Attained Age*      40    45    50    55    60    65    70    75   95+
   -------------------  ----- ----- ----- ----- ----- ----- ----- ----- -----
            %           250%  215%  185%  150%  130%  120%  115%  105%  100%

* We use the younger contingent insured's age for this purpose even if the younger contingent insured is the first to die.

   Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

   Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. The total of the two coverages cannot be less than the minimum of $250,000 and at least 10% of the total must be base coverage when you purchase the Policy.

   Generally, if we assess less than the maximum guaranteed charges under your Policy and if you choose supplemental coverage instead of base coverage, then in the early Policy years you will reduce your total charges and increase your accumulation value and cash surrender value.

   You should have an understanding of the significant differences between base coverage and supplemental coverage before you complete your application. Here are the features about supplemental coverage that differ from base coverage:

   . We pay a higher level of compensation for the sale of base coverage than for supplemental coverage;

   .   Supplemental coverage has no surrender charges;

   . The cost of insurance rate for supplemental coverage is always equal to or less than the cost of insurance rate for an equivalent amount of base coverage;

   . We calculate the monthly guarantee premiums at a higher rate for supplemental coverage than for base coverage (see "Monthly guarantee premiums" on page 29); and

   . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

   You can change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must remain as base coverage. There is no charge when you change the percentages of base and supplemental coverages. However, if you increase your Policy's base coverage, we will impose a new surrender charge and new monthly charge for each $1,000 of base coverage only upon the amount of the increase in base coverage. The new surrender charge applies for a maximum of the first 14 Policy years following the increase. The percentage that your base and supplemental coverages represent of your specified amount will not change whenever you decrease the specified amount. A partial surrender will reduce the specified amount if you choose death benefit Option 1. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage since supplemental coverage has no surrender charge.

   You should use the mix of base and supplemental coverage to emphasize your own objectives. For instance, our guarantee of a minimum death benefit (through the guarantee period benefit) may be essential to your planning. If this is the case, you may wish to maximize the percentage amount of base coverage you purchase. Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

Premium Payments

   Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the contingent insureds. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 30, will be allocated upon receipt to the available investment options you have chosen.

   Premium Payments and Transaction Requests in Good Order. We will accept the Policy owner's instructions to allocate premium payments to investment options, to make redemptions (including loans) or to transfer values among the Policy owner's investment options, contingent upon the Policy owner's providing us with instructions in good order. This means that the Policy owner's request must be accompanied by sufficient detail to enable us to allocate, redeem or transfer assets properly.

   When we receive a premium payment or transaction request in good order, it will be treated as described under "Effective date of other premium payments and requests that you make" on page 37 of this prospectus. If we receive an instruction that is not in good order, the requested action will not be completed, and any premium payments that cannot be allocated will be held in a non-interest bearing account until we receive all necessary information.

   We will attempt to obtain Policy owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy owner to determine the intent of a request. If a Policy owner's request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy owner along with the date the request was canceled.

   Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 55. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

   Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the contingent insureds do not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 33).

   Checks. You may pay premiums by check drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

   Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill monthly, quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the guarantee period benefit (described under "Monthly guarantee premiums" on page
29) remains in effect ("Cash surrender value" is explained under "Full Surrenders" on page 7). The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero as a result of the deductions we periodically make from your accumulation value.

   Monthly guarantee premiums. Page 3 of your Policy will specify a "Monthly Guarantee Premium." If you pay these guarantee premiums, we will provide at least an Option 1 death benefit, even if your policy's cash surrender value has declined to zero.

   We call this our "guarantee period benefit." This benefit extends for up to the first 20 Policy years, provided you pay the monthly guarantee premiums. Here are its terms and conditions:

   . The guarantee period benefit extends for the first 20 Policy years if the younger contingent insured is no older than age 55 at Policy issue. The duration of the guarantee period benefit decreases by one year for each increase in the issue age beginning with the younger contingent insured's issue age 56 until, at an issue age of 70 or older, it is five years.

   . On the first day of each Policy month that you are covered by the guarantee period benefit, we determine if the cash surrender value is sufficient to pay the monthly deduction. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of your Policy.)

   . If the cash surrender value is insufficient, we determine if the cumulative amount of premiums paid under the Policy, less any partial surrenders and Policy loans, is at least equal to the sum of the monthly guarantee premiums starting with the date of issue, including the current Policy month.

   . If the monthly guarantee premium requirement is met, the Policy will not lapse. See "Policy Lapse and Reinstatement" on page 54.

   . We continue to measure your cash surrender value and the sum of monthly guarantee premiums for the length of time you are covered by the guarantee period benefit.

   The cost of providing the guarantee period benefit is, in part, dependent on the level of the monthly guarantee premium. The more supplemental coverage you select, the lower your overall Policy charges; however, selecting more supplemental coverage will result in a higher monthly guarantee premium.

   Whenever you increase or decrease your specified amount, change death benefit Options or add or delete a benefit rider, we calculate a new monthly guarantee premium. The amount you must pay to keep the guarantee period benefit in force will increase or decrease. We can calculate your new monthly guarantee premium as a result of a Policy change before you make the change. Please contact either your agent or the Administrative Center shown under "Contact Information" on page 5 for this purpose.

   . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured's underwriting characteristics at the time of the increase and the amount of the increase.

   . For decreases in the specified amount, the monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the monthly guarantee premium is reduced by one-half.

   . For the addition of a benefit rider, the monthly guarantee premium is increased by the amount of the monthly deduction for the rider.

   . For the deletion of a benefit rider, the monthly guarantee premium will be decreased by the amount of the monthly deduction for the rider.

   Some states require variations in the terms of our guarantee period benefit.

   Payment of the monthly guarantee premiums assures your Policy and riders will not lapse. The guaranteed minimum death benefit rider does not provide this assurance unless the provisions of the rider are met. See "Guaranteed minimum death benefit rider" on page 39.

   Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown under "Contact Information" on page 5 or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. This reallocation will not count against the 12 free transfers that you are permitted to make each year. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

   Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

   Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a Policy year are free of charge. We consider your instruction to transfer from or to more than one investment option at the same time to be one transfer. We will charge you $25 for each additional transfer. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary. The total amount that you can transfer each year from the Fixed Account is limited to the greater of:

   . 25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary; or

   . the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

   Unless you are transferring the entire amount you have in an investment option, including the Fixed Account, each transfer must be at least $500. See "Additional Rights That We Have" on page 48.

   Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed. You should carefully consider your financial ability to continue the program over a long enough period of time to allocate accumulation value to the variable investment options when their value is low as well as when it is high.

   Under dollar cost averaging, we automatically make transfers of your accumulation value from the variable investment option of your choice to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. (The term "valuation period" is described on page 36.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the investment option from which you are making transfers becomes exhausted. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You may maintain only one automatic rebalancing instruction with us at a time. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Market timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

   . dilution in the value of Fund shares underlying investment options of other Policy owners;

   .   interference with the efficient management of the Fund's portfolio; and

   .   increased administrative costs.

   We have policies and procedures affecting your ability to make exchanges within your Policy. We use the term "exchange" to mean two things in this discussion about market timing. An exchange can be your allocation of all or a portion of a new premium payment to an investment option. An exchange can also be a transfer of your accumulation value in one investment option (all or a portion of the value) to another investment option. We are not referring to the exchange of one life insurance policy for another policy or contract.

   We are required to monitor the Policies to determine if a Policy owner requests:

   . an exchange out of a variable investment option within two calendar weeks of an earlier exchange into that same variable investment option; or

   . an exchange into a variable investment option within two calendar weeks of an earlier exchange out of that same variable investment option; or

   . an exchange out of a variable investment option followed by an exchange into that same variable investment option, more than twice in any one calendar quarter; or

   . an exchange into a variable investment option followed by an exchange out of that same variable investment option, more than twice in any one calendar quarter.

   If any of the above transactions occurs, we will suspend such Policy owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy owner's subsequent violations of this policy will result in the suspension of Policy transfer privileges for six months.

   Exchanges into and out of the money market investment option are not considered market timing. We examine all of the above transactions without regard to any exchange into or out of the money market investment option. We treat such transactions as if they are exchanges directly into and out of the same variable investment option. For instance:

     (1) if a Policy owner requests an exchange out of any variable investment option into the money market investment option, and

     (2) the same Policy owner, within two calendar weeks requests an exchange out of the money market investment option back into that same variable investment option, then

     (3) the second transaction above is considered market timing.

   Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

   The procedures above will be followed in all circumstances and we will treat all Policy owners the same.

   In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

   Restrictions initiated by the Funds and information sharing obligations. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy owner. We will follow the Fund's instructions. The availability of transfers from any investment option offered under the Policy is unaffected by the Fund's policies and procedures.

   Please read the Funds' prospectuses and supplements for information about restrictions that may be initiated by the Funds.

   In order to prevent market timing, the Funds have the right to request information regarding Policy owner transaction activity. If a Fund requests, we will provide mutually agreed upon information regarding Policy owner transactions in the Fund.

Changing the Specified Amount of Insurance

   Increase in coverage. At any time before the Policy's maturity date while both contingent insureds are living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that both contingent insureds continue to meet our requirements for issuing insurance coverage.

   We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the ages, gender and premium classes of the contingent insureds at the time of the increase. Also, a new amount of surrender charge

   . applies to any amount of the increase that you request as base (rather than supplemental) coverage;

   . applies as if we were instead issuing the same amount of base coverage as a new AIG Survivor Advantage Policy; and

   . applies to the amount of the increase for a maximum of the 14 Policy years following the increase.

   Whenever you decide to increase your specified amount, you will be subject to a new monthly charge per $1,000 of base coverage. The additional charge will be applied to the increase in your base coverage portion of the increase in the specified amount for the first five Policy years following the increase. Increasing the specified amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

   You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase, with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

   Decrease in coverage. After the first Policy year and before the Policy's maturity date, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the death benefit cannot be less than the greater of:

   .   $250,000; and

   . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

   We will apply any decrease in coverage as of the monthly deduction day (see "Monthly deduction days" on page 37) following the valuation date we receive the request.

   The decrease in coverage is applied in the following order:

   . Against the specified amount provided by the most recent increase, applied first to the supplemental coverage portion of the increase, followed by the base coverage portion of the increase;

   . Against the next most recent increases successively, with supplemental coverage portion of each increase reduced first, followed by the base coverage portion of the same increase;

   . Against the specified amount provided under your original application, with supplemental coverage reduced first, followed by base coverage.

   We will deduct from your accumulation value any surrender charge that is due on account of the decrease. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. A reduction in specified amount will not reduce the monthly charge per $1,000 of base coverage, or the amount of time for which we assess the charges. For instance, if you increase your base coverage and follow it by a decrease in base coverage within five years of the increase, we will assess the monthly charge per $1,000 of base coverage against the increase in base coverage for the full five years even though you have reduced the amount of base coverage.

Changing Death Benefit Options

   Change of death benefit option. You may at any time before the Policy's maturity date and while the last surviving contingent insured is living request us to change your death benefit Option from:

   Option 1 to Option 2;

   Option 2 to Option 1; or

   Option 3 to Option 1.

   No other changes are permitted. A change from Option 3 to Option 1 may be subject to regulatory approval in your state.

   . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. Any such reduction in specified amount will be subject to the same guidelines and restrictions described in "Decrease in coverage" on page
       34. We will take the reduction proportionately from each component of the Policy's specified amount. We will not charge a surrender charge for this reduction in specified amount. The surrender charge schedule will not be reduced on account of the reduction in specified amount. The monthly charge per $1,000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

   . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. We will apply the entire increase in your specified amount to the last coverage added (either base or supplemental) to your Policy, and which has not been removed. The monthly charge per $1000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

   . If you change from Option 3 to Option 1, your Policy's specified amount will not change. The monthly charge per $1000 of base coverage and the cost of insurance rates will not change. Your Policy's monthly insurance charge will decrease and the surrender value will increase.

   Effect of changes in insurance coverage on guarantee period benefit. A change in coverage does not result in termination of the guarantee period benefit, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy's cash surrender value declines to zero. See "Monthly guarantee premiums" on page 29.

Account Value Enhancement

   Your Policy will be eligible for an Account Value Enhancement at the end of the 16th Policy year, and at the end of each Policy year thereafter. An Account Value Enhancement is a credit we may provide to your accumulation value. At our complete discretion, the credit for any Policy year can be zero or greater, except in Florida and Oregon where the annual credit must be no less than 0.01%. All other Policies issued in the same calendar year, however, will be treated the same.

   Here are the additional terms of the Account Value Enhancement:

   . Each Account Value Enhancement will be calculated using your unloaned accumulation value at the end of the last day of the Policy year.

   . The amount of each Account Value Enhancement will be calculated by applying a percentage to the unloaned accumulation value. The percentage, if any, will be reset annually (the annual credit will be no less than 0.01% in Florida and Oregon.).

   . Each Account Value Enhancement will be allocated to your Policy's investment options using the premium allocation percentages you have in effect at that time.

   . All eligible Policies issued in the same calendar year will receive the same enhancement percentage credited as of the end of each Policy year.

   . There is no Policy charge for any Account Value Enhancement, although some of the Policy charges may be higher because of an increase in your accumulation value.

   Enhancements credited to your variable investment options result in an increase in your accumulation value. Each enhancement is fully vested when credited. You will be subject to the risk that investment performance will be unfavorable and your accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. As a result you may not receive any benefit from an Account Value Enhancement. See "Investment Risk" on page 9.

Effective Date of Policy and Related Transactions

   Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

   We compute Policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m. Central time. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period." We are closed only on those holidays the NYSE is closed.

   Fund pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

   Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in good order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the following valuation date. Any premium payments we receive after our close of business are held in our general account until the next business day.

   If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We currently do not accept military allotment programs.

   Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the contingent insured's premium classes should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in either of the contingent insured's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $500,000 provided the contingent insureds meet certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement," available to you when you apply for a Policy.

   Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium classes. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue.

To preserve a younger age at issue for the contingent insureds, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

   Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

   Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

   Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

   . Increases or decreases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit Option take effect on the Policy's monthly deduction day if your request is approved on that day or on the next monthly deduction day following our approval if we approve your request on any other day of the month;

   . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

   . If you exercise your right to return your Policy described under "Free look period" on page 30 of this prospectus, your coverage will end when you deliver it to your AGL representative, or if you mail it to us, the date it is postmarked; and

   . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the
       Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Reports to Policy Owners

   Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

                     ADDITIONAL BENEFIT RIDERS AND OPTIONS

Riders

   You can request that your Policy include the additional rider benefits described below. For the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. The riders may not be available in all states. More details are included in the form of each rider, which we suggest that you review if you choose these benefits.

   Overloan Protection Rider. This rider guarantees that your Policy will not lapse due to interest charges on outstanding Policy loans. This rider allows you to retain the death benefit coverage under your Policy and discontinue paying premiums. We will issue this rider automatically when your Policy is issued.

   There is a one-time charge for this rider, currently equal to 3.5% of your Policy's accumulation value when the rider is exercised. This charge will never be greater than 5% of the accumulation value. There is no charge if the rider is never exercised.

   You can request to exercise the rider when:

   . The sum of outstanding Policy loans equals or exceeds 94% of the cash value; and

   .   The Policy has been in force at least until the later of:

         (a) the Policy anniversary nearest the younger contingent insured's age 75; or

         (b) the 15th Policy anniversary.

   The exercise date of the rider is the monthly deduction day on or next following the date we receive your written request and all requirements for exercising the rider are satisfied. Here are the requirements:

   . There must be sufficient cash surrender value to cover the one-time charge;

   . Death benefit Option 1 must be in force (death benefit Option 1 is equal to the specified amount on the date of the last surviving contingent insured's death);

   . The Policy must not be a modified endowment contract and the guideline premium test must be selected;

   . The sum of all partial surrenders taken to date must equal or exceed the sum of all premiums paid; and

   . The sum of all outstanding policy loans must equal or exceed the sum of the specified amount plus the death benefit amount of any term insurance rider issued on the lives of the Policy's contingent insureds.

   On the exercise date the portion of your accumulation value not offset by your outstanding Policy loans will be transferred to, or will remain in, the Fixed Account.

   The following conditions apply beginning with the exercise date:

   . Interest will continue to be credited to your accumulation value and charged against outstanding loans;

   . All future monthly deductions will be waived, including those for any term rider;

   .   No additional premiums will be accepted;

   .   The Policy cannot become a modified endowment contract;

   .   No new policy loans or partial surrenders will be allowed;

   .   Policy loans can be repaid;

   . No changes will be allowed in the specified amount or choice of death benefit Option;

   . No transfers or allocations of accumulation value from the Fixed Account will be allowed; and

   . The Policy's death benefit will be the applicable Death Benefit Corridor Rate times the greater of the accumulation value and the outstanding total Policy loan amount.

   The rider will terminate on the earlier of the following dates:

   .   Upon your written request to terminate the rider; or

   .   Upon termination of the Policy.

   Guaranteed Minimum Death Benefit Rider. This rider provides a Continuation Guarantee benefit that can keep your Policy from lapsing. This rider is available only if you have selected the guideline premium test and either death benefit Option 1 or Option 2. There is a charge for this rider. You must elect this rider at the time you apply for the Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

   Continuation Guarantee. This benefit is provided by using a Continuation Guarantee Account. While the Continuation Guarantee is in effect, your Policy will not enter the grace period even if there is not enough cash surrender value to cover your current monthly deductions. Even if the Policy's cash surrender value has declined to zero, the Continuation Guarantee will remain in effect as long as the value of the Continuation Guarantee Account is greater than zero.

   Continuation Guarantee Account. The Continuation Guarantee Account creates an alternate value that is not used in determining your actual Policy values, nor does it provide any additional Policy values or death benefit. It is simply a reference value used to determine whether or not the Continuation Guarantee is in effect.

   The Continuation Guarantee Account value is calculated in the same manner as your actual Policy value, with one exception described in the next paragraph. We determine the Continuation Guarantee Account value however, by using different charges and a different interest rate. Except as stated in the rider, the table of Continuation Guarantee cost of insurance rates, the Continuation Guarantee interest rate, and all other Continuation Guarantee charges used in this alternate value calculation are guaranteed not to change. The initial Continuation Guarantee interest rate is found in your Policy Schedule. The initial charges are found in your Policy Schedule and in the rider.

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   We have a current practice regarding premium we receive later than its due date. When we determine the Continuation Guarantee Account value we credit any premium we receive later than its due date as if the premium had been received on the due date, provided we receive the premium within a 28-day window following the due date. Any premium received in the 28-day window will be allocated upon actual receipt to the investment options you have chosen. No investment gains or losses are credited for the time between the due date and actual receipt of the premium.

   Beginning with the third Policy year and each Policy year thereafter, the Continuation Guarantee Account is subject to adjustment. If the Account value has fallen below the sum of 90% of your amount in the Fixed Account that is not offset by loans (see "Policy loans" on page 44) and 70% of your amount in the variable investment options, then the Account value will be adjusted to such percentages of your total accumulation value at the time of the adjustment. We reserve the right to change these percentages for Policies issued in the future, but once a Policy is issued the percentages will not change for that Policy.

   Charge against the Policy's accumulation value. The rider charge will be deducted monthly from the Policy's accumulation value, but not from the Continuation Guarantee Account value. The charge is based on the contingent insureds' ages, sex, premium classes and net amount at risk. We assess a charge per $1000 of net amount at risk attributable to the Policy's total base and supplemental coverages. We determine this charge by using the same guaranteed cost of insurance rates that are shown in the Policy. The actual charge may be less than the guaranteed charge.

   Charges against the Continuation Guarantee Account. The following four charges are not deducted from the Policy's accumulation value. They are deducted from the Continuation Guarantee Account value and are used only to determine if the Policy's Continuation Guarantee is in effect:

   . Continuation Guarantee Monthly Administration Fee. We show the Continuation Guarantee Monthly Administration Fee on your Policy Schedule. This monthly fee is currently $10.

   . Continuation Guarantee Premium Expense Charge. This charge is calculated by multiplying each premium paid by the Continuation Guarantee Premium Expense Charge Percentage. We show the Percentage on your Policy Schedule. It cannot be changed.

   . Continuation Guarantee Monthly Expense Charge. A Continuation Guarantee Monthly Expense Charge will be deducted monthly from the Continuation Guarantee Account value. This charge depends on the initial specified amount and the contingent insureds' sex, ages and premium classes. The initial amount and duration of this charge is shown on your Policy Schedule. The charge will also apply to any increase in the Policy's specified amount. We will notify you of the new charge on account of any increase in specified amount in an endorsement to the Policy. Any decrease in your Policy's specified amount will not change the Continuation Guarantee Monthly Expense Charge in effect at the time of the decrease.

   . Continuation Guarantee Cost of Insurance Charge. A Continuation Guarantee Cost of Insurance Charge will be deducted monthly from the Continuation Guarantee Account value. This charge will be calculated by multiplying the Continuation Guarantee cost of insurance rate by the net amount at risk of the Continuation Guarantee Account. The cost of insurance rate will vary based on the contingent insureds' sex, ages and premium classes, as well as the Policy year. The rider contains a table of cost of insurance rates used to determine this charge.

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

   Additional adjustments to the Continuation Guarantee Account value. We make additional adjustments to the Continuation Guarantee Account value, as follows:

   . Other rider charges. Rider charges will be deducted from the Continuation Guarantee Account value.

   . Partial surrenders. Partial surrenders will be deducted from the Continuation Guarantee Account value.

   . Surrender charges. Surrender charges due to any decrease in the Policy's specified amount will be deducted from the Continuation Guarantee Account value.

   . Policy loans. The gross amount of policy loans will be deducted from the Continuation Guarantee Account value. Loan repayments will be added to the Continuation Guarantee Account value.

   Investment option restrictions - If you purchased this rider, certain investment options are identified on page 3 of your Policy as "Restricted Funds." This means that we currently limit the total amount of your accumulation value less Policy loans that may be invested in Restricted Funds to 30% of your Policy's total accumulation value less Policy loans. We may increase or decrease the percentage limitation in the future. Here is an example of how the limitation works:

   Let us say your total accumulation value is $1,000 and you have an outstanding loan of $300.

   We will limit the total amount of accumulation value less Policy loans ($1,000 minus $300 = $700) that may be invested in Restricted Funds to 30% of your total accumulation value less Policy loans, which is $210 (30% of $700 = $210). If, because of performance, the total amount invested in Restricted Funds increases to greater than 30% of your total accumulation value less Policy loans (greater than $210), you will not be in compliance with the 30% requirement. However your rights under this rider are unaffected even though you are not in compliance. In addition you will be brought into compliance through "automatic rebalancing" as explained in the rest of this section.

   Your Policy identifies the initial list of Restricted Funds. We reserve the right under the Policy to add or remove Restricted Funds, in the following manner:

   . If we add an investment option to the Policy, it is possible that it will be a Restricted Fund; and

   . We may decide (or in some cases, we may be required) to remove a Restricted Fund from the Policy.

   If you purchased this rider, you are required to use our automatic rebalancing program. This program assures that you adhere to the 30% requirement for Restricted Funds. Under automatic rebalancing, your accumulation value is automatically reallocated to the investment options in percentages to correspond to your then current premium allocation designation. See "Automatic rebalancing" on page 31. Currently we require that you maintain automatic rebalancing on an annual basis. We reserve the right, however, to require that you rebalance more often than annually.

   You may choose to rebalance more frequently than annually. You may give us new automatic rebalancing instructions at any time.

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

   The Restricted Funds currently are:

   .   AIG Retirement Co. I International Equities Fund

   .   AIG Retirement Co. I Small Cap Index Fund

   .   AIM V.I. Global Real Estate Fund

   .   AIM V.I. International Growth Fund

   .   Credit Suisse Trust Small Cap Core I Portfolio

   .   Dreyfus VIF International Value Fund

   .   Franklin Templeton VIP Franklin Small Cap Value Securities Fund

   .   JPMorgan Series Trust II International Equity Portfolio

   .   MFS(R) VIT New Discovery Series

   .   Oppenheimer Global Securities Fund/VA

   .   PIMCO VIT CommodityRealReturn/TM/ Strategy Portfolio

   .   Putnam VT Small Cap Value Fund

   Reinstatement. If the Policy lapses this rider may not be reinstated.

   Termination. This rider will terminate if:

   .   you elect to terminate this rider;

   .   the Policy terminates or matures;

   .   automatic rebalancing has been discontinued; or

   . automatic rebalancing percentages are changed allowing for more than 30% of the policy's total Accumulation Value less policy loans to be invested in Restricted Funds.

Tax Consequences of Additional Rider Benefits

   Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page
55. You should consult a qualified tax adviser.

Policy Exchange Option

   This option is not a rider. You as the owner of the Policy have the right at any time while both contingent insureds are living to request that the Policy be split into two separate policies, insuring each of the contingent insureds under new, single life policies. In order for you to exercise this option, neither contingent insured could have the "uninsurable" premium class when the original Policy was issued. Here are the additional features about the exchange option:

   . You can choose the amount of coverage on each policy, as long as the total equals the death benefit amount of the Policy. We will transfer the cash surrender value of the Policy, after paying off any outstanding loan, to the new policies in the same proportion as the new face amounts are to each other (except for Policies issued in Texas, where outstanding loans are also transferred to the new policies in the same proportion as the new face amounts are to each other).

   . The new policies can be any flexible or level premium whole life policy or endowment plan we would ordinarily issue when the option is exercised.

   . The new policies are subject to underwriting based on our established procedures. This option requires that both contingent insureds are found to be insurable.

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   .   You can choose to exchange without underwriting only if the contingent insureds were married to one another and have divorced, the Federal unlimited marital deduction is repealed, or there is a reduction of at least 50% of the tax rate in the maximum Federal estate tax bracket. However, in the case of divorce, the divorce decree must have been final at least 24 months before the exchange. In these situations, the original Policy's specified amount and cash surrender value will be split equally between the two new policies (except in Pennsylvania, where underwriting is required without exception if the contingent insureds are divorced from one another).

   .   The Policy terminates when we issue the new policies.

   . Under each of the new policies, if the insured commits suicide within the first two policy years, we will limit the proceeds payable to the total of all premiums that have been paid on the Policy insuring the deceased person to the time of death minus any outstanding policy loans (plus any unearned loan interest) and partial surrenders.

       In Texas the first two policy years limit runs from the date of issue of the Policy but only for insurance coverage that does not require new underwriting information.

   .   There is no additional charge for this option or its exercise.

                              POLICY TRANSACTIONS

   The following transactions may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 24. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 49.

E-Delivery, E-Service, Telephone Transactions and Written Transactions

   See page 18 for information regarding E-Delivery, E-Service, telephone transactions and written transactions.

Withdrawing Policy Investments

   Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that an AIG Survivor Advantage Policy will have any cash surrender value during at least the first year.

   Partial surrender. You may, at any time after the first Policy year, and before the Policy's maturity date, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $250,000.

   If the Option 1 or Option 3 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $0. We will take any such reduction in specified amount in accordance with the description found under "Changing the Specified Amount of Insurance" on page 33. We also deduct any remaining surrender charge that is associated with any portion of your Policy's base coverage.

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

   You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

   There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

   Exchange of Policy in certain states. Certain states require that a Policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

   Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less three times the amount of charges, we assess against your accumulation value on your monthly deduction day less loan interest that will be payable on your loan to your next Policy anniversary. The minimum amount you can borrow is $500 or, if less, your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. These rules are not applicable in all states.

   We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount on a monthly basis and at a guaranteed annual effective rate of 4.0% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an annual effective rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan.

   If a new Policy loan is taken out on a date not coinciding with the Policy anniversary date, the loan interest charged is calculated from the date the loan is taken out to the next Policy anniversary. The following year, loan interest is calculated on the entire loan amount until the next Policy anniversary. Similarly, if the loan is paid off (in-part or in-whole) on a date not coinciding with the Policy anniversary date, the total loan amount will reflect an adjustment for the unearned loan interest. Disbursements from the Policy also result in adjusted interest. For instance, if a death claim occurs on a date not coinciding with the Policy anniversary date, and the Policy has an outstanding Policy loan, the total loan amount with an adjustment for the unearned loan interest will be subtracted from the death benefit.

   Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

   You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

   You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the last surviving contingent insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request, we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid

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

loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the last surviving contingent insured's death.

   Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these "preferred loans." The maximum amount eligible for preferred loans for any year is:

   . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

   . if less, your Policy's maximum remaining loan value at that Policy anniversary.

   We will always credit your preferred loan collateral amount at a guaranteed annual effective rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

   . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

   . will never exceed an annual effective rate of 4.25% (4.08% paid in advance).

   Maturity of your Policy. If one or both contingent insureds are living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the younger contingent insured's 121st birthday, unless you have elected to extend coverage. See "Option to extend coverage" on page 45.

   Option to extend coverage. You may elect to extend your original maturity date. If you do so, and if the contingent insureds are living on the maturity date, coverage will be continued until the date of death of the younger contingent insured.

   To elect this option, you must submit a written request on a form acceptable to us, at least 30 days prior to the original maturity date. You will incur no charge for exercising this option.

   The option provides for a death benefit after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount. Here are the option's additional features:

   .   You may not revoke your exercising this option;

   . No riders attached to this policy will be extended unless otherwise stated in the rider;

   .   No further charges will be assessed on the monthly deduction day;

   .   You may not pay any new premiums;

   .   Interest on policy loans will continue to accrue;

   .   You may repay all or part of a loan at any time; and

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

   . Your accumulation value in the variable investment options will be transferred to the Fixed Account on your original maturity date.

   Tax considerations. Please refer to "Federal Tax Considerations" on page 55 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                POLICY PAYMENTS

Payment Options

   The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days after we receive notification of the last surviving contingent insured's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days after we receive notification of full surrender or the maturity date.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options:

   .   Option 1--Equal monthly payments for a specified period of time.

   . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

   . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

   . Option 4--Proceeds left to accumulate at an interest rate of 2% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

   Additional payment options may also be available with our consent. We have the right to reject any payment option if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

   Interest rates that we credit under each option will be at least 2%.

   Change of payment option. The owner may give us written instructions to change any payment option previously elected at any time while the Policy is in force and before the start date of the payment option.

   Tax impact. If a payment option is chosen, you or your beneficiary may have adverse tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

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

The Beneficiary

   You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of either contingent insured unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the last surviving contingent insured dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assignment of a Policy

   You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

   General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the last surviving contingent insured's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

   Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

   Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

   Delay of Separate Account VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

   .   the NYSE is closed other than weekend and holiday closings;

   .   trading on the NYSE is restricted;

   . an emergency exists as determined by the SEC or other appropriate regulatory authority, such that disposal of securities or determination of the accumulation value is not reasonably practicable; or

   .   the SEC by order so permits for the protection of Policy owners.

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

   Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

   Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

   . We cannot challenge the Policy after it has been in effect, during either contingent insured's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

   . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during either contingent insured's lifetime.

   . We cannot challenge an additional benefit rider that provides benefits if either contingent insured becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

   Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                        ADDITIONAL RIGHTS THAT WE HAVE

   We have the right at any time to:

   . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

   . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

   . end the automatic rebalancing feature if your accumulation value falls below $5,000;

   . replace the underlying Fund that any investment option uses with another Fund, subject to SEC and other required regulatory approvals;

   . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

   . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

   . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

   . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

   We also have the right to make some variations in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish. Here are the potential variations:

   Underwriting and premium classes. We currently have eight premium classes we use to decide how much the monthly insurance charges under any particular Policy will be:

   . Four Non-Tobacco classes: preferred plus, preferred, standard and special;

   .   Three Tobacco classes: preferred, standard and special; and

   .   One additional class: uninsurable.

   Various factors such as each contingent insured's age, health history, occupation and history of tobacco use, are used in considering the appropriate premium class for the contingent insured. "Tobacco use" refers to not only smoking, but also the use of other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. Premium classes are described in your Policy. Policies issued in Arizona, North Carolina and Wisconsin do not have the uninsurable class.

   The term "uninsurable" is used in a special way when we issue a Policy. "Uninsurable" describes a person proposed to become insured under a Policy who would not pass our requirements to be insured under one of our policies that insures only one life. Under some conditions a person who is uninsurable can become a contingent insured under a Policy. The other contingent insured cannot be uninsurable.

   Policies purchased through "internal rollovers". We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

   State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

   Variations in expenses or risks. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

   You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals.

                           CHARGES UNDER THE POLICY

   Statutory premium tax charge. Unless your Policy was issued in Oregon, we deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.5% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies.

   Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium. The current tax charge back is 1.78% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

   Premium expense charge. After we deduct premium tax (or a tax charge back if we issued your Policy in Oregon) from each premium payment, we currently deduct 5.0% from the remaining amount. We may increase this charge for all years, but it will never exceed 7.5% of all premium payments. AGL receives this charge to cover sales expenses, including commissions.

   Daily charge (mortality and expense risk fee). We will deduct a daily charge at an annual effective rate of 0.70% (7/10 of 1%) of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 10 years, however, we will reduce this rate to an annual effective rate of 0.35%. We guarantee these rate reductions through the Policy's first 20 years. We reserve the right after 20 years to assess up to an annual effective rate of 0.15%. Policies issued in Maryland refer to this charge as an "account value charge." AGL receives this charge to pay for our mortality and expense risks.

   Flat monthly charge. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. The flat monthly charge is the "Monthly Administration Fee" shown on page 3A of your Policy. AGL receives this charge to pay for the cost of administrative services we provide under the Policies, such as regulatory mailings and responding to Policy owners' requests.

   Monthly charge per $1,000 of base coverage. We deduct a charge monthly from your accumulation value for the first five Policy years. We may extend the duration of this charge for Policies issued in the future. This monthly charge also applies to the amount of any increase in base coverage during the five Policy years (or for any extended duration) following the increase. This charge varies according to the ages, gender and the premium classes of both of the contingent insureds, as well as the amount of coverage. The dollar amount of this charge changes with each increase in your Policy's base coverage. (We describe your base coverage and specified amount under "Your specified amount of insurance" on page 24 and "Base coverage and supplemental coverage" on page 27.) This charge can range from a maximum of $2.11 for each $1000 of the base coverage portion of the specified amount to a minimum of $0.09 for each $1000 of base coverage. The representative charge (referred to as "Example" in the Tables of Charges on page 11) is $0.57 for each $1000 of base coverage. The initial amount of this charge is shown on page 3A of your Policy and is called "Monthly Expense Charge." AGL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

   Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "net amount at risk" on that date. Our net amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the last surviving contingent insured died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

   .   greater amounts at risk result in a higher monthly insurance charge; and

   . higher cost of insurance rates also result in a higher monthly insurance charge.

   Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

   Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for contingent insureds in most age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

   In general the longer you own your Policy, the higher the cost of insurance rate will be as the contingent insureds grow older. Also, our cost of insurance rates will generally be lower if one or both of the contingent insureds is a female rather than male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users (insured persons who do not use tobacco or other products that contain nicotine) than tobacco users, and for persons considered to be in excellent health. On the other hand, contingent insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

   Finally, our current cost of insurance rates for the same contingent insured differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts. The highest rates begin with the minimum specified amount. The rates decline on a graduated schedule as the specified amount increases. Your agent can discuss the schedule with you. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same contingent insureds.

   AGL receives this charge to fund the death benefits we pay under the Policies.

   Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value if you select additional benefit riders. The cost of insurance charges for the guarantee minimum death benefit rider will be assessed on your monthly deduction day. The riders we currently offer are overloan protection rider and guaranteed minimum death benefit rider. The riders are described beginning on page 38, under "Additional Benefit Riders and Options." The specific charges for any riders you choose are shown on page 3 of your Policy. AGL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

   Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

   The surrender charge period depends on the age of the younger of the contingent insureds. The amount of the surrender charge depends on the age, gender and premium classes of both of the contingent insureds and other insurance characteristics of the contingent insureds. Your Policy's surrender charge will be found in the table beginning on page 28 of the Policy. As shown in the Tables of Charges beginning on page 11 the maximum surrender charge is $23.88 per $1,000 of the base coverage portion of the specified amount (or any increase in the base coverage portion of the specified amount). The minimum surrender charge is $1.33 per $1,000 of the base coverage (or any increase in the base coverage). The representative surrender charge

(referred to as "Example" in the Tables of Charges) is $22.06 per $1,000 of base coverage (or any increase in the base coverage).

   The surrender charge decreases on an annual basis until, no later than the fifteenth year, it is zero. These decreases are also based on the age, gender and premium classes of both of the contingent insureds and other insurance characteristics of the contingent insureds.

   The following chart illustrates how the surrender charge declines over a maximum of the first 14 Policy years. The chart is for a 60 year old male and a 60 year old female, who are the same persons to whom we refer in the Tables of Charges beginning on page 11 under "Example Charge." Surrender charges may differ for other contingent insureds because the amount of the annual reduction in the surrender charge may differ.

       Surrender Charge for a 60 Year Old Male and a 60 Year Old Female

Policy
Year         1      2      3      4      5      6      7      8      9      10    11    12    13    14   15+
------     ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ----- ----- ----- ----- ---
Surrender
  Charge
  Per
  $1,000
  of Base
  Coverage $22.06 $21.53 $20.98 $20.42 $19.85 $19.27 $17.35 $15.50 $13.73 $12.04 $9.28 $6.69 $4.28 $2.05 $0

   We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" on page 43 and "Change of death benefit option" on page 34.

   For those Policies that lapse in the first 14 Policy years, AGL receives surrender charges to help recover sales expenses, which are higher for base coverage than for supplemental coverage. Higher amounts of base coverage result in higher charges, including higher surrender charges. The older and the greater health risk the contingent insureds are when the Policy is issued, the more premium we need to pay for all Policy charges. As a result, we use the contingent insured's age, sex and premium classes to help determine the appropriate rate of surrender charge per $1,000 of base coverage to help us offset these higher sales charges.

   Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. AGL receives this charge to help pay for the expense of making a partial surrender.

   Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. AGL receives this charge to help pay for the expense of making the requested transfer.

   Illustrations. If you request illustrations more than once in any Policy year, we may charge a maximum fee of $25 for the illustration. AGL receives this charge to help pay for the expenses of providing additional illustrations.

   Policy loans. We will charge you interest on any loan at an annual effective rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an annual effective rate of 4.25%. AGL receives these charges to help pay for the expenses of administering and providing for Policy loans. See "Policy loans" beginning on page 44.

   Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value. In no event will any adjusted charge exceed the maximum guaranteed charge shown in the Tables of Charges on pages 11 - 16. All maximum guaranteed charges also appear in your Policy.

   For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 53.

   Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

   Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

   . mortality risks (such as the risk that contingent insureds will, on average, die before we expect, thereby increasing the amount of claims we must pay);

   . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

   . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable universal life insurance policies); and

   . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

   The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the last surviving contingent insured dies.

   General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

   Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

   AGL may also make available to Policy owners other variable universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

                              ACCUMULATION VALUE

   Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 49 under "Statutory premium tax charge" (or "Tax charge back" if you are a resident of Oregon when you purchase your Policy) and "Premium expense charge." We invest the rest in one or more of the investment options listed in the chart on page 19 of this prospectus, as well as the Fixed Account. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

   Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 49 under "Charges Under the Policy."

   You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from the Administrative Center. See "Contact Information" on page 5.

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 53. The "daily charge" described on page 50 and the fees and expenses of the Funds discussed on page 16 do not apply to the Fixed Account.

   Policies are "non-participating." You will not be entitled to any dividends from AGL.

                        POLICY LAPSE AND REINSTATEMENT

   While the guarantee period benefit is in force, your Policy will not enter a grace period or terminate. You must, however, pay the monthly guarantee premiums.

   The benefit under the guarantee minimum death benefit rider may also keep your Policy from entering a grace period or terminating as long as the value of the continuation guarantee account is greater than zero. After the guarantee period benefit expires and the rider terminates, if your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, you must pay additional premium in order to keep your Policy in force. We will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the last surviving contingent insured dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within five years (or, if earlier, before the Policy's maturity date), and you must present evidence that each contingent insured who was living when the policy lapsed is still living and meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

                          FEDERAL TAX CONSIDERATIONS

   Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

   Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

   This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

   General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under
Section 817(h) of the Code. We believe that the Policy will meet these requirements at issue and that:

   . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

   . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

   Although AGL believes that the Policies are in compliance with Section 7702 of the Code at issue, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the AIG Survivor Advantage Policies, will meet the Section 7702 definition of a life insurance contract.

   The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract," explained in the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

   Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

   If, at any time during the first seven Policy years:

   .   you have paid a cumulative amount of premiums;

   . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

   . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

   then your Policy will be a modified endowment contract.

   Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount, and certain other changes.

   If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

   We will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract.

   A life insurance policy that is received in a tax free Section 1035 exchange (of the Code) for a modified endowment contract will also be considered a modified endowment contract.

   Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

   Policy changes and extending coverage. We will not permit a change to your Policy that would result in the Policy not meeting the definition of life insurance under Section 7702 of the Internal Revenue Code. The 2001 CSO Mortality Tables provide a stated termination date of age 121. The "Option to extend coverage" described on page 45 allows you to continue your Policy beyond the insured person's age 121. The tax consequences of extending the maturity date beyond age 121 termination date of the 2001 CSO Mortality Tables are unclear. You should consult your personal tax advisor about the effect of any change to your policy as it relates to Section 7702 and the termination date of the Mortality Tables.

   Rider benefits. We believe that premium payments and any benefits or other benefits to be paid under any rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, the tax law related to rider benefits is complex and some uncertainty exists. You should consult a qualified tax adviser regarding any rider you may purchase.

   Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the contingent insured's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

   After the first 14 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 14 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

   On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

   Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while either contingent insured is still living will be taxed on an "income-first" basis. Distributions:

   . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

   . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

   . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

   For modified endowment contracts, your basis:

   .   is similar to the basis described above for other policies; and

   . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

   A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

   .   to taxpayers 59 1/2 years of age or older;

   .   in the case of a disability (as defined in the Code); or

   . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

   If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

   Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

   Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

   Taxation of Exchange Option. You can split the Policy into two other single life insurance policies under some circumstances. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under
Section 1035 of the Code. This could include, among other things, recognition as taxable income on amounts up to any gain in the Policy at the time of the exchange.

   Diversification and investor control. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the last surviving contingent insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

   The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

   Estate and generation skipping taxes. If the last surviving contingent insured is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the last surviving contingent insured, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

   The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the "2001 Act") brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $2.0 million for decedents dying in 2008. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Code will thereafter be applied and administered as if these provisions had not been enacted.

   As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $2.0 million in 2008. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

   The particular situation of each Policy owner, contingent insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

   Life insurance in split dollar arrangements. The IRS and Treasury issued final regulations on split dollar life insurance arrangements September 11, 2003. The final regulations substantially adopted prior proposed regulations.

   In general, a split dollar insurance arrangement involves two parties agreeing to split the premium and/or benefits of a life insurance policy. These arrangements are often used as a type of employee compensation or for making gifts among family members. The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September 17, 2003.

   In addition, it should be noted that split dollar arrangements characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

   Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

   Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

   The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (sometimes referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining "P.S. 58" costs are currently provided under Notice 2002-8, I.R.B. 2002-1 CB 398.

   There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

   Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with both contingent insured's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

   ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

   Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

   We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

   Certain Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

   When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

   In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

   Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the contingent insureds or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                               LEGAL PROCEEDINGS

   AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations, cash flows and financial position.

                             FINANCIAL STATEMENTS

   The Financial Statements of AGL and the Separate Account can be found in the SAI. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center at VUL Administration, P.O. Box 4880, Houston, Texas 77210-4880, or call us at 1-800-340-2765.

   This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                      INDEX OF SPECIAL WORDS AND PHRASES

                                                                      Page to
                                                                    See in this
Defined Term                                                        Prospectus
------------                                                        -----------
accumulation value.................................................      8
Administrative Center..............................................      5
automatic rebalancing..............................................     31
base coverage......................................................     27
basis..............................................................     57
beneficiary........................................................     47
cash surrender value...............................................      7
cash value accumulation test.......................................     26
close of business..................................................     36
Code...............................................................     37
Contact Information................................................      5
contingent insured.................................................      6
Continuation Guarantee.............................................     39
Continuation Guarantee Account.....................................     39
cost of insurance rates............................................     50
daily charge.......................................................     50
date of issue......................................................     36
death benefit......................................................      6
dollar cost averaging..............................................     31
Fixed Account......................................................     23
free look..........................................................      8
full surrender.....................................................      7
Fund, Funds........................................................      6
grace period.......................................................      9
guarantee period benefit...........................................     24
guideline premium test.............................................     26
investment options.................................................     19
lapse..............................................................      9
loan (see "Policy loans" in this Index)............................      7
loan interest......................................................     52
maturity date......................................................     45
modified endowment contract........................................     55
monthly deduction day..............................................     37
monthly guarantee premium..........................................      9
monthly insurance charge...........................................     50

                      INDEX OF SPECIAL WORDS AND PHRASES

                                                                      Page to
                                                                    See in this
Defined Term                                                        Prospectus
------------                                                        -----------
net amount at risk.................................................     13
Option 1, Option 2, Option 3.......................................      6
partial surrender..................................................     43
payment options....................................................     46
planned periodic premiums..........................................     29
Policy loans.......................................................     44
Policy months......................................................     36
Policy year........................................................     36
preferred loan.....................................................     45
premium class......................................................     49
premium payments...................................................     28
reinstate, reinstatement...........................................     54
required minimum death benefit.....................................     25
required minimum death benefit percentage..........................     26
Separate Account VL-R..............................................     17
seven-pay test.....................................................     55
specified amount...................................................      6
supplemental coverage..............................................     27
transfers..........................................................      7
valuation date.....................................................     34
valuation period...................................................     36
variable investment options........................................     19

[LOGO] AIG(R) American General

For additional information about the AIG            For E-Service and
Survivor Advantage/SM/ Policies and the        E-Delivery, or to view and
Separate Account, you may request a copy          Print Policy or Fund
of the Statement of Additional                  prospectuses visit us at
Information (the "SAI"), dated November               www.aigag.com
______, 2008. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI and the Policy or Fund prospectuses if you write us at our Administrative Center, which is located at VUL Administration,
P.O. Box 4880, Houston, Texas 77210-4880
or call us at 1-800-340-2765. You may
also obtain the SAI from an insurance
representative through which the Policies may be purchased. Additional information about the AIG Survivor Advantage
Policies, including personalized
illustrations of death benefits, cash
surrender values, and cash values is
available without charge to individuals
considering purchasing a Policy, upon
request to the same address or phone
number printed above. We may charge
current Policy owners $25 per
illustration if they request more than
one personalized illustration in a Policy year.

Information about the Separate Account,
including the SAI, can also be reviewed
and copied at the SEC's Office of
Investor Education and Advocacy in
Washington, D.C. Inquiries on the
operations of the Office of Investor
Education and Advocacy may be made by
calling the SEC at 1-202-942-8090.
Reports and other information about the
Separate Account are available on the
SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Office of Investor
Education and Advocacy of the SEC, 100 F
Street N.E., Washington, D.C. 20549.

Policies issued by:
American General Life Insurance Company
A subsidiary of American International
  Group, Inc. ("AIG")
2727-A Allen Parkway, Houston, TX 77019

AIG Survivor Advantage Flexible Premium
Variable Universal Life Insurance
Policy Form Number 08921

Not available in the state of New York

Distributed by American General Equity
Services Corporation
Member FINRA
A subsidiary of American International
Group, Inc.

The underwriting risks, financial
obligations and support functions
associated with the products issued by
American General Life Insurance Company                  [LOGO]
("AGL") are its responsibility. AIG does                  IMSA
not underwrite any insurance policy               INSURANCE MARKETPLACE
described by this prospectus. AGL is              STANDARDS ASSOCIATION
responsible for its own financial
condition and contractual obligations.       Membership in IMSA applies only
AGL does not solicit business in the       to The United States Life Insurance
state of New York. The Policies are not      Company in the City of New York
available in all states.                        and not to its products.

(C) 2008 American International Group,
  Inc. All rights reserved                       ICA File No. 811-08561

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R

                          AIG SURVIVOR ADVANTAGE/SM/

                   JOINT AND LAST SURVIVOR FLEXIBLE PREMIUM
                  VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                   ISSUED BY

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                         VUL ADMINISTRATION DEPARTMENT

                   P.O. BOX 4880, HOUSTON, TEXAS 77210-4880

  TELEPHONE: 1-800-340-2765; 1-713-831-3443; HEARING IMPAIRED: 1-888-436-5256

                      STATEMENT OF ADDITIONAL INFORMATION

                            DATED NOVEMBER __, 2008

   This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for American General Life Insurance Company Separate Account VL-R (the "Separate Account" or "Separate Account VL-R") dated November __, 2008, describing the AIG Survivor Advantage joint and last survivor flexible premium variable universal life insurance policies (the "Policy" or "Policies"). The prospectus sets forth information that a prospective investor should know before investing. For a copy of the prospectus, and any prospectus supplements, contact American General Life Insurance Company ("AGL") at the address or telephone numbers given above. Each term used in this SAI that is defined in the related prospectus has the same meaning as the prospectus' definition.

                               TABLE OF CONTENTS

GENERAL INFORMATION....................................................  3

   AGL.................................................................  3
   Separate Account VL-R...............................................  3

SERVICES...............................................................  3

DISTRIBUTION OF THE POLICIES...........................................  4

PERFORMANCE INFORMATION................................................  6

ADDITIONAL INFORMATION ABOUT THE POLICIES..............................  6

       Gender neutral policies.........................................  6
       Cost of insurance rates.........................................  7
       Certain arrangements............................................  7
   More About the Fixed Account........................................  7
       Our general account.............................................  7
       How we declare interest.........................................  7
   Adjustments to Death Benefit........................................  7
       Suicide.........................................................  7
       Wrong age or gender.............................................  8
       Death during grace period.......................................  8

ACTUARIAL EXPERT.......................................................  8

MATERIAL CONFLICTS.....................................................  8

FINANCIAL STATEMENTS...................................................  9

   Separate Account Financial Statements...............................  9
   AGL Financial Statements............................................  9

INDEX TO FINANCIAL STATEMENTS..........................................  9

   Separate Account VL-R Financial Statements..........................  9
   AGL Consolidated Financial Statements............................... 10

                              GENERAL INFORMATION

AGL

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name of AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

   We hold the Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, Separate Account VL-R is divided into 74 separate "divisions," 47 of which are available under the Policies offered by the Policy prospectus as variable "investment options." All of these 47 divisions and the remaining 27 divisions are offered under other AGL policies. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

   The assets in Separate Account VL-R are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

                                   SERVICES

   AGL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. AGL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2007, 2006 and 2005, AGL paid AGLC for these services $367,979,145, $340,329,330 and $317,771,939, respectively.

   We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                         DISTRIBUTION OF THE POLICIES

   American General Equity Services Corporation ("AGESC"), 2727-A Allen Parkway, 2-G7, Houston, Texas 77019, a Delaware corporation and a direct wholly-owned subsidiary of AGL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority ("FINRA"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

   The Policies are offered on a continuous basis.

   We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable universal life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of FINRA.

   We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

   . 90% of the premiums received in the first Policy year up to a "target premium";

   . 3% of the premiums up to the target premium received in each of Policy years 2 through 10;

   . 3% of the premiums in excess of the target premium received in each of Policy years 1 through 10;

   . 0.25% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 2 through 10;

   . 0.15% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 11 through 20;

   . a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

   . any amounts that we may pay for broker-dealers or banks expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

   The greater the percentage of supplemental coverage the owner selects when applying for a Policy or for future increases to the specified amount, the less compensation we would pay either for the sale of the Policy or for any additional premiums received during the first 10 Policy years (we do not pay compensation for premiums we receive after the 10th Policy year). We will pay the maximum level of compensation if the owner chooses 100% base coverage.

   At our discretion, we may pay additional first Policy year commissions to any broker-dealer or bank for sales conducted by a particular registered representative of that broker-dealer or bank. We may pay up to a total of 120% of the premiums we receive in the first Policy year.

   The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. The target premium is also the maximum amount of premium to which the first year commission rate applies. Commissions paid on premiums received in excess of the target premium are paid at the excess rate. The target premium is an amount calculated in accordance with the method of calculation and rates from the AGL target premium schedules. AGL may change the target premium schedules from time to time. The target premium applicable to a particular coverage shall be determined from the schedule in force when the first premium for such coverage is entered as paid in accounting records of AGL.

   If the total amount of premiums paid in the first Policy year (on a per Policy basis) is less than the target premium, premium received at any time through the second Policy year, up to the balance of the first year target premium, will receive the first Policy year 90% commission rate. Any additional premium received in the second Policy year will be treated as second Policy year premium.

   The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

   We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in your Policy. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

   We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our affiliated broker-dealers and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

                            PERFORMANCE INFORMATION

   From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

   We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

   We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                   ADDITIONAL INFORMATION ABOUT THE POLICIES

   Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer policies for sale in situations which, under current law, require gender-neutral premiums or benefits. However, we offer AIG Survivor Advantage/SM/ Policies on both a gender-neutral and a sex-distinct basis.

   Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

   Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. Currently, these payments range from 0.15% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. Except for the PIMCO Variable Insurance Trust, these amounts will not be paid by the Funds or Policy owners.

More About the Fixed Account

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Adjustments to Death Benefit

   Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

   A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

   Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

   Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                               ACTUARIAL EXPERT

   Actuarial matters have been examined by Wayne A. Barnard who is Senior Vice President of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                              MATERIAL CONFLICTS

   We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

   .   state insurance law or federal income tax law changes;

   .   investment management of an investment portfolio changes; or

   . voting instructions given by owners of variable universal life insurance Policies and variable annuity contracts differ.

   The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). One or more of the investment portfolios may sell its shares to other investment portfolios. Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

   If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

   When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

                             FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP ("PwC"), located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, is the independent registered public accounting firm for AGL. AIG uses PwC as its corporate-wide auditing firm.

Separate Account Financial Statements

   The statement of net assets as of December 31, 2007 and the related statement of operations for the year then ended and statements of changes in net assets for the two years then ended December 31, 2007 of the Separate Account, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AGL Financial Statements

   The consolidated balance sheets of AGL as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2007, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

   You should consider the financial statements of AGL that we include in this SAI as bearing on the ability of AGL to meet its obligations under the Policies.

                                                                        Page
                                                                      ---------

I. Separate Account VL-R Financial Statements........................

Report of PricewaterhouseCoopers LLP, Independent Registered Public
  Accounting Firm.................................................... VL-R - 1
Statement of Net Assets as of December 31, 2007...................... VL-R - 2
Statement of Operations for the year ended December 31, 2007......... VL-R - 4
Statement of Changes in Net Assets for the years ended December 31,
  2007 and 2006...................................................... VL-R - 6
Notes to Financial Statements........................................ VL-R - 23

                                                                           Page
                                                                           ----
II. AGL Consolidated Financial Statements.................................

Report of PricewaterhouseCoopers LLP, Independent Registered Public
  Accounting Firm.........................................................  1
Consolidated Balance Sheets as of December 31, 2007 and 2006..............  2
Consolidated Statements of Income for the years ended December 31, 2007,
  2006 and 2005...........................................................  4
Consolidated Statements of Shareholder's Equity for the years ended
  December 31, 2007, 2006 and 2005........................................  5
Consolidated Statements of Comprehensive Income for the years ended
  December 31, 2007, 2006 and 2005........................................  6
Consolidated Statements of Cash Flows for the years ended December 31,
  2007, 2006 and 2005.....................................................  7
Notes to Consolidated Financial Statements................................  9

                           PART C: OTHER INFORMATION

Item 26. Exhibits

(a) Board of Directors Resolution.

     (1) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

(b) Custodian Agreements. Inapplicable.

(c) Underwriting Contracts.

     (1) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (21)

     (2) Form of Selling Group Agreement. (22)

     (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this amended Registration Statement).

(d) Contracts.

     (1) Form of "AIG Survivor Advantage/SM/" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 08921. (Filed herewith)

     (2) Form of Guaranteed Minimum Death Benefit Rider (For Policies Providing Joint and Last Survivor Coverage), Form No. 074llJT. (Filed herewith)

     (3) Specimen form of Overloan Protection Rider, Form No. 07620JT. (38)

(e) Applications.

     (1) Specimen form of Life Insurance Application - Part A, Form No. AGLC100565-2006. (34)

     (2) Specimen form of Life Insurance Application (Simplified, Guaranteed, or Medically Underwritten) - Part A, Form No. AGLC102503-2007. (33)

     (3) Specimen form of Life Insurance Application - Part B, Form No. AGLC100566-2006. (34)

     (4) Form of Variable Universal Life Insurance Supplemental Application, Form No. ______. (To be filed by Amendment)

     (5) Form of Service Request Form, Form No. AGLC103310. (To be filed by Amendment)

     (6) Form of Cash Disbursement Request Form, Form No. AGLC0109 Rev0904. (27)

     (7) Form of Assignment Form, Form No. AGLC0205 Rev0904. (27)

     (8) Form of Electronic Funds Authorization Form, Form No. AGLC0220 Rev0904. (27)

     (9) Form of Name and Address Change Form, Form No. AGLC0222 Rev0904. (27)

     (10)Form of Change of Ownership Form, Form No. AGLC0013 Rev0705. (27)

     (11)Form of Cash Surrender Request Form, Form No. AGLC0112 Rev0403. (27)

     (12)Form of Change of Beneficiary Form, Form No. AGLC0108 Rev0904. (27)

     (13)Specimen form of Limited Temporary Life Insurance Agreement, Form No. AGLC101431-2006. (34)

     (14)Specimen form of Limited Temporary Life Insurance Agreement Receipt, Form No. AGLC101432-2006. (34)

     (15)Form of Reinstatement or Reduction of Premium Rate Application for Life Insurance Form, Form No. AGLC 100440-2002. (27)

     (16)Form of In-Force Change Application Form, Form No. AGLC 100386-2002.
         (27)

     (17)Form of Service Request Form, Form No. AGLC0107 Rev0904. (27)

(f) Depositor's Certificate of Incorporation and By-Laws.

     (1) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

     (2) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

     (3) By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (3)

(g) Reinsurance Contracts.

   (1) Form of Reinsurance Agreement between American General Life Insurance Company and General & Cologne Life Re of America. (31)

   (2) Form of Reinsurance Agreement between American General Life Insurance Company and Munich American Reassurance Company. (31)

   (3) Form of Reinsurance Agreement between American General Life Insurance Company and RGA Reinsurance Company. (31)

   (4) Form of Reinsurance Agreement between American General Life Insurance Company and Swiss Re Life & Health America, Inc. (31)

(h) Participation Agreements.

  (1)(a) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

  (1)(b) Form of Amendment No. 4 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (15)

  (1)(c) Form of Amendment No. 6 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (23)

  (1)(d) Form of Amendment No. 10 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation. (34)

  (1)(e) Form of Amendment No. 13 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation. (To be filed by Amendment)

  (2)(a) Form of Participation Agreement by and among The Alger American Fund, American General Life Insurance Company and Fred Alger & Company, Incorporated. (14)

  (3)(a) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (13)

  (3)(b) Form of Amendment No. 2 to Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. and American Century Investment Services, Inc. (25)

  (4)(a) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc.
         (16)

  (5)(a) Form of Participation Agreement Between American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

  (5)(b) Form of Fourth Amendment to Fund Participation Agreement dated June 1, 1998 between American General Life Insurance Company, each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Inc., and Dreyfus Investment Portfolios effective as of October 1, 2007. (37)

  (6)(a) Form of Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company. (37)

  (6)(b) Form of Amendment No. 3 to Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company. (To be filed by Amendment)

  (7)(a) Form of Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of
         October 1, 2002. (24)

  (7)(b) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of March 31, 2006. (28)

  (7)(c) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (34)

  (7)(d) Form of Amendment No. 7 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (To be filed by Amendment)

  (8)(a) Form of Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II dated October 2, 2000. (16)

  (8)(b) Form of Amendment No. 2 to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II effective as of October 1, 2007. (37)

  (9)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and JPMorgan Insurance Trust effective as of October 1, 2007. (37)

 (10)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (16)

 (10)(b) Form of Amendment No. 9 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (To be filed by Amendment)

 (11)(a) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

 (11)(b) Form of Amendment No. 5 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (16)

 (11)(c) Form of Amendment No. 15 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (To be filed by Amendment)

 (11)(d) Form of Letter Amendment to the Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (31)

 (12)(a) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (13)

 (12)(b) Form of Assignment and Modification Agreement to Fund Participation Agreement (formerly known as Sales Agreement) by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (13)

 (12)(c) Form of Amendment to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (30)

 (12)(d) Form of Amendment No. 2 to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (34)

 (13)(a) Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (18)

 (13)(b) Form of Amendment No. 6 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (To be filed by Amendment)

 (14)(a) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (16)

 (14)(b) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC. (27)

 (14)(c) Form of Amendment No. 2 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC. (37)

 (15)(a) Form of Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (24)

 (15)(b) Form of Amendment No. 2 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (34)

 (15)(c) Form of Amendment No. 5 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (To be filed by Amendment)

 (16)(a) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

 (16)(b) Form of Amendment No. 1 to Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp. and American General Life Insurance Company. (18)

 (17)(a) Form of Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company. (17)

 (17)(b) Form of Addendum to Fund Participation Agreement For Class A Shares by and between SunAmerica Series Trust and American General Life Insurance Company. (25)

 (17)(c) Form of Amendment to Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company, dated
         July 2, 2003. (20)

 (18)(a) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (10)

 (18)(b) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (8)

 (18)(c) Form of Amendment Two to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (16)

 (18)(d) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, North American Funds Variable Product Series I (formerly American General Series Portfolio Company), American General Distributors, Inc. (formerly American General Securities Incorporated) and American General Life Insurance Company.
         (15)

 (18)(e) Form of Amendment Four to Participation Agreement by and between The Variable Annuity Life Insurance Company, VALIC Company I (formerly North American Funds Variable Product Series I), American General Equity Services Corporation (formerly American General Distributors, Inc.) and American General Life Insurance Company. (20)

 (18)(f) Form of Amendment Ten to Participation Agreement by and between The Variable Annuity Life Insurance Company, AIG Retirement Company I (formerly VALIC Company I), American General Equity Services Corporation and American General Life Insurance Company. (To be filed by Amendment)

 (19)(a) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

 (19)(b) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

 (19)(c) Form of Amendment Six to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated. (15)

 (19)(d) Form of Amendment Eight to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (4)

 (19)(e) Form of Amendment No. 15 to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Equity Services Corporation. (To be filed by Amendment)

 (20)(a) Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (16)

 (20)(b) Form of Sixth Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard

         Marketing Corporation and American General Life Insurance Company. (To be filed by Amendment)

 (21)(a) Form of Amended and Restated Administrative Services Agreement between American General Life Insurance Company and A I M Advisors, Inc. (25)

 (22)(a) Form of Service Agreement Class O between Fred Alger Management, Inc. and American General Life Insurance Company. (14)

 (23)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (16)

 (24)(a) Form of Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (35)

 (24)(b) Form of Agreement Addendum between American General Life Insurance Company and The Dreyfus Corporation dated November 17, 1999. (36)

 (24)(c) Form of Amendment No. 3 to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation effective as of October 1, 2007. (37)

 (25)(a) Form of Amended and Restated Service Contract by and between Fidelity Distributors Corporation and American General Equity Services Corporation, effective May 1, 2006. (30)

 (26)(a) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (16)

 (26)(b) Form of First Amendment to Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (30)

 (27)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc., dated as of July 1, 1999. (11)

 (27)(b) Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, effective November 1, 2001. (19)

 (27)(c) Form of Amendment No. 10 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC. (To be filed by Amendment)

 (28)(a) Form of Administrative Services Letter Agreement by and between American General Life Insurance Company and JPMorgan Chase Bank (relating to J.P. Morgan Series Trust II), effective May 1, 2003. (14)

 (28)(b) Form of Amendment No. 1 to Administrative Services Letter Agreement by and between American General Life Insurance Company and J.P. Morgan Funds Management, Inc. (formerly known as JPMorgan Chase Bank) (relating to J.P. Morgan Series Trust II), effective as of October 1, 2007. (37)

 (29)(a) Form of Administrative Services Letter Agreement by and between American General Life Insurance Company and J.P. Morgan Funds Management, Inc. (relating to JPMorgan Insurance Trust), effective as of October 1, 2007. (37)

 (30)(a) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Life Insurance Company.
         (16)

 (31)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (13)

 (32)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (18)

 (32)(b) Form of Amendment No. 1 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (27)

 (32)(c) Form of Amendment No. 6 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (To be filed by Amendment)

 (33)(a) Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management, LLC. (16)

 (34)(a) Form of PIMCO Variable Insurance Trust Services Agreement by and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (16)

 (35)(a) Form of Marketing and Administrative Services Support Agreement between American General Life Insurance Company and Putnam Retail Management Limited Partnership. (28)

 (36)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and American General Life Insurance Company.
         (17)

 (36)(b) Form of Amendment No. 7 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company. (To be filed by Amendment)

 (37)(a) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000. (18)

 (37)(b) Form of Amendment No. 9 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (To be filed by Amendment)

 (38)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AIM and American General Life Insurance Company. (31)

 (39)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Alger and American General Life Insurance Company. (31)

 (40)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between American Century and American General Life Insurance Company. (31)

 (41)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Credit Suisse and American General Life Insurance Company. (31)

 (42)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Dreyfus and American General Life Insurance Company. (31)

 (43)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Fidelity and American General Life Insurance Company. (31)

 (44)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and American General Life Insurance Company. (31)

 (45)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between J.P. Morgan and American General Life Insurance Company. (31)

 (46)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between JPMorgan Insurance Trust and American General Life Insurance Company. (37)

 (47)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Janus and American General Life Insurance Company. (31)

 (48)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between MFS and American General Life Insurance Company. (31)

 (49)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Neuberger Berman and American General Life Insurance Company. (31)

 (50)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Oppenheimer and American General Life Insurance Company. (31)

 (51)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between PIMCO and American General Life Insurance Company. (31)

 (52)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Pioneer and American General Life Insurance Company. (31)

 (53)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Putnam and American General Life Insurance Company. (31)

 (54)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between SunAmerica and American General Life Insurance Company. (31)

 (55)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between VALIC and American General Life Insurance Company. (31)

 (56)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Van Kampen and American General Life Insurance Company. (31)

 (57)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and American General Life Insurance Company. (31)

(i) Administrative Contracts.

  (1)(a) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company. (12)

  (1)(b) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated May 21, 1975. (12)

    (1)(c)Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated September 23, 1975. (12)

    (1)(d)Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated December 30, 1998. (12)

    (1)(e)Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, effective January 1, 2002. (12)

    (1)(f)Form of Addendum No. 30 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (12)

    (1)(g)Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004. (25)

(j) Other Material Contracts. None.

(k) Legal Opinion.

   (1) Opinion and Consent of Lauren W. Jones, Esq., Chief Counsel of American General Life Companies, LLC. (To be filed by Amendment)

(l) Actuarial Opinion.

   (1) Opinion and Consent of American General Life Insurance Company's actuary. (To be filed by Amendment)

(m) Calculation. None

(n) Other Opinions.

     (1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. (To be filed by Amendment)

(o) Omitted Financial Statements. None

(p) Initial Capital Agreements. None

(q) Redeemability Exemption.

     (1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of May 1, 2007. (31)

--------

(1) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(2) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(3) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-82982) of American General Life Insurance Company Separate Account VL-R filed on May 13, 2002.

(5) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(7) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on December 17, 2004.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(9) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(10)Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(11)Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2000.

(12)Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on May 3, 2004.

(13)Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(14)Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2003.

(15)Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(16)Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(17)Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on April 24, 2002.

(18)Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(19)Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on December 3, 2001.

(20)Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-109206) of American General Life Insurance Company Separate Account D filed on December 17, 2003.

(21)Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(22)Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(23)Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-103361) of American General Life Insurance Company Separate Account VL-R filed on February 21, 2003.

(24)Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on December 2, 2004.

(25)Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2005.

(26)Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on November 8, 2005.

(27)Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on March 30, 2006.

(28)Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2006.

(29)Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on December 12, 2006.

(30)Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-137817) of American General Life Insurance Company Separate Account VL-R filed on December 14, 2006.

(31)Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2007.

(32)Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6 Registration Statement (File No. 333-137817) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2007.

(33)Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-144594) of American General Life Insurance Company Separate Account VL-R filed on July 16, 2007.

(34)Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-143072) of American General Life Insurance Company Separate Account VL-R filed on August 22, 2007.

(35)Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

(36)Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on June 10, 2004.

(37)Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-144594) of American General Life Insurance Company Separate Account VL-R filed on October 2, 2007.

(38)Incorporated by reference to Post-Effective Amendment No. 16 to Form N-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on August 22, 2007.

Item 27. Directors and Officers of the Depositor

Name and Principal     Positions and Offices with Depositor
Business Address       American General Life Insurance Company
------------------     ------------------------------------------------------
Rodney O. Martin, Jr.  Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Name and Principal        Positions and Offices with Depositor
Business Address          American General Life Insurance Company
------------------        ----------------------------------------------------
M. Bernard Aidinoff       Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

David R. Armstrong        Director, President and Chief Executive Officer-AIG
3600 Route 66             Benefit Solutions Profit Center
Neptune, NJ 07754-1580

Mary Jane B. Fortin       Director, Executive Vice President and Chief
2929 Allen Parkway        Financial Officer
Houston, TX 77019

David L. Herzog           Director
70 Pine Street
New York, NY 10270

Richard A. Hollar         Director, President-Life Profit Center and Chief
750 West Virginia Street  Executive Officer-Life Profit Center
Milwaukee, WI 53204

Royce G. Imhoff, II       Director, President-Independent Distribution and
2929 Allen Parkway        Chief Executive Officer-Independent Distribution
Houston, TX 77019

David W. O'Leary          Director, President-Specialty Markets Group and
2929 Allen Parkway        Chief Executive Officer-Specialty Markets Group
Houston, TX 77019

Gary D. Reddick           Director
2929 Allen Parkway
Houston, TX 77019

Christopher J. Swift      Director
2929 Allen Parkway
Houston, TX 77019

James W. Weakley          Director and Executive Vice President-Strategic
2929 Allen Parkway        Growth Initiatives
Houston, TX 77019

Matthew E. Winter         Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Name and Principal        Positions and Offices with Depositor
Business Address          American General Life Insurance Company
------------------        ----------------------------------------------------
John Gatesman             President-Affluent and Corporate Markets Group
2727-A Allen Parkway
Houston, TX 77019

Ronald J. Harris          President-Matrix Direct, Inc.
9640 Granite Ridge Drive
San Diego, CA 92123

Dennis Roberts            President-Independent Agency Group
2929 Allen Parkway
Houston, TX 77019

Richard C. Schuettner     President-AIG Life Brokerage Profit Center
750 West Virginia Street
Milwaukee, WI 53204

Durr Sexton               President-Annuity Profit Center
2929 Allen Parkway
Houston, TX 77019

Robert E. Steele          President-Structured Settlements
205 E. 10th Avenue
Amarillo, TX 79101

Don M. Ward               President-Financial Institution Marketing Group
2929 Allen Parkway
Houston, TX 77019

Jeffrey H. Carlson        Executive Vice President and Chief Information
2929 Allen Parkway        Officer
Houston, TX 77019

Rodney N. Hook            Executive Vice President and Chief Risk Officer-AIG
3600 Route 66             Benefit Solutions Profit Center
Neptune, NJ 07754

Kyle L. Jennings          Executive Vice President and General Counsel
2929 Allen Parkway
Houston, TX 77019

Gary Parker               Executive Vice President and Chief Product Officer
2929 Allen Parkway
Houston, TX 77019

Name and Principal      Positions and Offices with Depositor
Business Address        American General Life Insurance Company
------------------      -----------------------------------------------------
Dan E. Trudan           Executive Vice President and Chief Operations Officer
2929 Allen Parkway
Houston, TX 77019

Steven D. Anderson      Senior Vice President and Chief Financial
2929 Allen Parkway      Officer-Life Profit Center & Independent Distribution
Houston, TX 77019

Erik A. Baden           Senior Vice President-Strategic Marketing and
2929 Allen Parkway      Business Development
Houston, TX 77019

Wayne A. Barnard        Senior Vice President and Illustration Actuary
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein     Senior Vice President and Chief and Appointed Actuary
2727-A Allen Parkway
Houston, TX 77019

Don Cummings            Senior Vice President and Chief Accounting Officer
2727-A Allen Parkway
Houston, TX 77019

James A. Galli          Senior Vice President and Chief Business Development
70 Pine Street          Officer
New York, NY 10270

Robert M. Goldbloom     Senior Vice President-Terminal Funding Annuities
70 Pine Street
New York, NY 10270

William F. Guterding    Senior Vice President
70 Pine Street
New York, NY 10270

Robert F. Herbert, Jr. Senior Vice President, Treasurer and Controller 2727-A Allen Parkway
Houston, TX 77019

Althea R. Johnson       Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Name and Principal        Positions and Offices with Depositor
Business Address          American General Life Insurance Company
------------------        ----------------------------------------------------
Glen D. Keller            Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Stephen Kennedy           Senior Vice President
750 West Virginia Street
Milwaukee, WI 53204

Frank A. Kophamel         Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Simon J. Leech            Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Charles L. Levy           Senior Vice President and Medical Director
2727-A Allen Parkway
Houston, TX 77019

Kent D. Major             Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Edmund D. McClure         Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard D. McFarland      Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark R. McGuire           Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo          Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Lawrence J. O'Brien       Senior Vice President, Chief Marketing Officer -
2929 Allen Parkway        Independent Agency Group
Houston, TX 77019

Name and Principal     Positions and Offices with Depositor
Business Address       American General Life Insurance Company
------------------     ----------------------------------------------------
William J. Packer      Senior Vice President
3600 Route 66
Neptune, NJ 07754

John W. Penko          Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Frederic R. Yopps      Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Chris Ayers            Vice President
2727-A Allen Parkway
Houston, TX 77019

Edward F. Bacon        Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel         Vice President
2727-A Allen Parkway
Houston, TX 77019

Michael B. Boesen      Vice President
2727-A Allen Parkway
Houston, TX 77019

Timothy H. Bolden      Vice President, Chief Compliance Officer and Deputy
2727-A Allen Parkway   General Counsel
Houston, TX 77019

Laura J. Borowski      Vice President
750 West Virginia St.
Milwaukee, WI 53204

James B. Brown         Vice President
2727 Allen Parkway
Houston, TX 77019

David W. Butterfield   Vice President
3600 Route 66
Neptune, NJ 07754

Name and Principal         Positions and Offices with Depositor
Business Address           American General Life Insurance Company
------------------         ---------------------------------------------------
Valerie A. Childrey        Vice President and Medical Director
750 West Virginia Street
Milwaukee, WI 53204

Mark E. Childs             Vice President
2727-A Allen Parkway
Houston, TX 77019

Robert M. Cicchi           Vice President
2727-A Allen Parkway
Houston, TX 77019

James Cortiglia            Vice President
3600 Route 66
Neptune, NJ 07754

Steven A. Dmytrack         Vice President
2929 Allen Parkway
Houston, TX 77019

Timothy M. Donovan         Vice President
2929 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi        Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

John T. Fieler             Vice President and Medical Director
2727-A Allen Parkway
Houston, TX 77019

Patrick S. Froze           Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

Brad J. Gabel              Vice President
750 West Virginia Street
Milwaukee, WI 53204

Frederick J. Garland, Jr.  Vice President
2727-A Allen Parkway
Houston, TX 77019

Name and Principal        Positions and Offices with Depositor
Business Address          American General Life Insurance Company
------------------        ----------------------------------------------------
Liza Glass                Vice President
2727-A Allen Parkway
Houston, TX 77019

Leo W. Grace              Vice President and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Richard L. Gravette       Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Kenneth J. Griesemer      Vice President
3051 Hollis Drive
Springfield, IL 62704

Daniel J. Gutenberger     Vice President and Medical Director
750 West Virginia Street
Milwaukee, WI 53204

Joel H. Hammer            Vice President
70 Pine Street
New York, NY 10270

D. Leigh Harrington       Vice President
2929 Allen Parkway
Houston, TX 77019

Keith C. Honig            Vice President
1999 Avenue of the Stars
Los Angeles, CA 90067

Stephen D. Howard         Vice President
2727-A Allen Parkway
Houston, TX 77019

Janna M. Hubble           Vice President
2929 Allen Parkway
Houston, TX 77019

Donald E. Huffner         Vice President and Real Estate Investment Officer
70 Pine Street
New York, NY 10270

Name and Principal        Positions and Offices with Depositor
Business Address          American General Life Insurance Company
------------------        ----------------------------------------------------
Walter P. Irby            Vice President and Chief Financial Officer-Specialty
2929 Allen Parkway        Marketing Group
Houston, TX 77019

Sharla A. Jackson         Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Michael J. Krugel         Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

Robert J. Ley             Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

Gwendolyn J. Mallett      Vice President
2727 Allen Parkway
Houston, TX 77019

W. Larry Mask             Vice President, Real Estate Investment Officer and
2929 Allen Parkway        Assistant Secretary
Houston, TX 77019

Melvin C. McFall          Vice President
2727-A Allen Parkway
Houston, TX 77019

Beverly A. Meyer          Vice President
750 West Virginia Street
Milwaukee, WI 53204

Candace A. Michael        Vice President
2727 Allen Parkway
Houston, TX 77019

Anne K. Milio             Vice President
2727 Allen Parkway
Houston, TX 77019

Sylvia A. Miller          Vice President
3051 Hollis Drive
Springfield, IL 62704

Name and Principal         Positions and Offices with Depositor
Business Address           American General Life Insurance Company
------------------         ---------------------------------------------------
Michael R. Murphy          Vice President
750 West Virginia Street
Milwaukee, WI 53204

David W. Napoli            Vice President
2727 Allen Parkway
Houston, TX 77019

Carl T. Nichols            Vice President and Medical Director
205 E. 10th Avenue
Amarillo, TX 79101

Deanna D. Osmonson         Vice President and Chief Privacy Officer
2727-A Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.       Vice President, Real Estate Investment Officer and
2929 Allen Parkway         Assistant Secretary
Houston, TX 77019

Lori J. Payne              Vice President
2929 Allen Parkway
Houston, TX 77019

Cathy A. Percival          Vice President and Medical Director
2727-A Allen Parkway
Houston, TX 77019

Andrew J. Rasey            Vice President
2727 Allen Parkway
Houston, TX 77019

Rodney E. Rishel           Vice President
American General Center
2000 American General Way
Brentwood, TN 37027

Terri Robbins              Vice President
175 Water Street
New York, NY 10038

Walter J. Rudecki, Jr.     Vice President
2929 Allen Parkway
Houston, TX 77019

Name and Principal        Positions and Offices with Depositor
Business Address          American General Life Insurance Company
------------------        ----------------------------------------------------
John Rugel                Vice President
750 West Virginia Street
Milwaukee, WI 53204

Dale W. Sachtleben        Vice President
3051 Hollis Drive
Springfield, IL 62704

Carly Sanchez             Vice President and Chief Diversity Officer
2727 Allen Parkway
Houston, TX 77019

Richard W. Scott          Vice President
70 Pine Street
New York, NY 10270

Michael C. Sibley         Vice President
Walnut Glen Tower
8144 Walnut Hill Lane
Dallas, TX 75231

T. Clay Spires            Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Dale A. Stewart           Vice President and General Auditor
2727-A Allen Parkway
Houston, TX 77019

Gregory R. Thornton       Vice President
3051 Hollis Drive
Springfield, IL 62704

Veronica Torralba         Vice President
2929 Allen Parkway
Houston, TX 77019

Sarah Van Beck            Vice President
2727-A Allen Parkway
Houston, TX 77019

Christian D. Weiss        Vice President
3051 Hollis Drive
Springfield, IL 62704

Name and Principal  Positions and Offices with Depositor
Business Address    American General Life Insurance Company
------------------  ---------------------------------------------------------
Cynthia P. Wieties  Vice President
2929 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck   Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones     Chief Counsel-Product Development and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). See footnotes to table below at end of Item 28. Table of subsidiaries of AIG can be found as Exhibit 21 in Form 10-K, SEC file Number 001-08787, accession number 0000950123-08-002280, filed February 28, 2008.

                              Subsidiaries of AIG

                                                                                     Percentage
                                                                                      of Voting
                                                                                     Securities
                                                                     Jurisdiction of   held by
                                                                      Incorporation   Immediate
As of December 31, 2007                                              or Organization Parent/(1)/
-----------------------                                              --------------- -----------
American International Group, Inc./(2)/                                    Delaware          /(3)/
 AIG Capital Corporation                                                   Delaware       100
   AIG Capital India Private Limited                                          India     99.99/(4)/
     AIG Global Asset Management Company (India) Private Limited              India        99/(5)/
   AIG Consumer Finance Group, Inc.                                        Delaware       100
     AIG Bank Polska S.A.                                                    Poland     99.92
     AIG Credit SA                                                           Poland       100
     Compania Financiera Argentina S.A.                                   Argentina       100
   AIG Credit Corp.                                                        Delaware       100
     A.I. Credit Consumer Discount Company                             Pennsylvania       100
     A.I. Credit Corp.                                                New Hampshire       100
     AICCO, Inc.                                                           Delaware       100
     AICCO, Inc.                                                         California       100
     AIG Credit Corp. of Canada                                              Canada       100
     Imperial Premium Funding, Inc.                                        Delaware       100
   AIG Equipment Finance Holdings, Inc.                                    Delaware       100
     AIG Commercial Equipment Finance, Inc.                                Delaware       100
       AIG Commercial Equipment Finance Company, Canada                      Canada       100
     AIG Rail Services, Inc.                                               Delaware       100

                              Subsidiaries of AIG

                                                                                      Percentage
                                                                                       of Voting
                                                                                      Securities
                                                                      Jurisdiction of   held by
                                                                       Incorporation   Immediate
As of December 31, 2007                                               or Organization Parent/(1)/
-----------------------                                               --------------- -----------
 AIG Finance Holdings, Inc.                                                New York        100
   AIG Finance (Hong Kong) Limited                                        Hong Kong        100
 American General Finance, Inc.                                             Indiana        100
   American General Auto Finance, Inc.                                     Delaware        100
   American General Finance Corporation                                     Indiana        100
     Merit Life Insurance Co.                                               Indiana        100
     MorEquity, Inc.                                                         Nevada        100
       Wilmington Finance, Inc.                                            Delaware        100
     Ocean Finance and Mortgages Limited                                    England        100
     Yosemite Insurance Company                                             Indiana        100
       CommoLoCo, Inc.                                                  Puerto Rico        100
   American General Financial Services of Alabama, Inc.                    Delaware        100
   AIG Global Asset Management Holdings Corp.                              Delaware        100
     AIG Asset Management Services, Inc.                                   Delaware        100
     AIG Capital Partners, Inc.                                            Delaware        100
     AIG Equity Sales Corp.                                                New York        100
     AIG Global Investment Corp.                                         New Jersey        100
     AIG Global Real Estate Investment Corp.                               Delaware        100
     AIG Securities Lending Corp.                                          Delaware        100
     Brazos Capital Management, L.P.                                       Delaware        100
   International Lease Finance Corporation                               California      67.23/(6)/
 AIG Egypt Insurance Company S.A.E.                                           Egypt      90.05/(7)/
 AIG Federal Savings Bank                                                       USA        100
 AIG Financial Advisor Services, Inc.                                      Delaware        100
   AIG Global Investment (Luxembourg) S.A.                               Luxembourg        100
 AIG Financial Products Corp.                                              Delaware        100
   AIG Matched Funding Corp.                                               Delaware        100
   Banque AIG                                                                France         90/(8)/
 AIG Funding, Inc.                                                         Delaware        100
 AIG Global Trade & Political Risk Insurance Company                     New Jersey        100
 AIG Israel Insurance Company Ltd.                                           Israel      50.01
 AIG Kazakhstan Insurance Company                                        Kazakhstan         60
AIG Life Holdings (International) LLC                                      Delaware        100
   AIG Star Life Insurance Co., Ltd.                                          Japan        100
   American International Reinsurance Company, Ltd.                         Bermuda        100
     AIG Edison Life Insurance Company                                        Japan         90/(9)/
     American International Assurance Company, Limited                    Hong Kong        100
     American International Assurance Company (Australia) Limited         Australia        100
     American International Assurance Company (Bermuda) Limited             Bermuda        100
       American International Assurance Co. (Vietnam) Limited               Vietnam        100
       Tata AIG Life Insurance Company Limited                                India         26
     Nan Shan Life Insurance Company, Ltd.                                   Taiwan      95.27
AIG Life Holdings (US), Inc.                                                  Texas        100
     AGC Life Insurance Company                                            Missouri        100
       AIG Annuity Insurance Company                                          Texas        100

                              Subsidiaries of AIG

                                                                                      Percentage
                                                                                       of Voting
                                                                                      Securities
                                                                      Jurisdiction of   held by
                                                                       Incorporation   Immediate
As of December 31, 2007                                               or Organization Parent/(1)/
-----------------------                                               --------------- -----------
   AIG Life Holdings (Canada), ULC                                            Canada       100
     AIG Assurance Canada                                                     Canada       100
     AIG Life Insurance Company of Canada                                     Canada       100
   AIG Life of Bermuda, Ltd.                                                 Bermuda       100
   AIG Life Insurance Company                                               Delaware       100
   American General Life and Accident Insurance Company                    Tennessee       100
     Volunteer Vermont Holdings, LLC                                         Vermont       100
       Volunteer Vermont Reinsurance Company                                 Vermont       100
   American General Life Insurance Company                                     Texas       100
     AIG Enterprise Services, LLC                                           Delaware       100
     American General Annuity Service Corporation                              Texas       100
     American General Life Companies, LLC                                   Delaware       100
     The Variable Annuity Life Insurance Company                               Texas       100
       AIG Retirement Services Company                                         Texas       100
   American International Life Assurance Company of New York                New York       100
   American General Bancassurance Services, Inc.                            Illinois       100
   American General Property Insurance Company                             Tennessee     51.85/(10)/
     American General Property Insurance Company of Florida                  Florida       100
   The United States Life Insurance Company in the City of New York         New York       100
American General Assurance Company                                          Illinois       100
   American General Indemnity Company                                       Illinois       100
   American General Investment Management Corporation                       Delaware       100
   American General Realty Investment Corporation                              Texas       100
   Knickerbocker Corporation                                                   Texas       100
AIG Life Insurance Company of Puerto Rico                                Puerto Rico       100
AIG Life Insurance Company (Switzerland) Ltd.                            Switzerland       100
AIG Liquidity Corp.                                                         Delaware       100
AIG Privat Bank AG                                                       Switzerland       100
AIG Property Casualty Group, Inc.                                           Delaware       100
 AIG Commercial Insurance Group, Inc.                                       Delaware       100
   AIG Aviation, Inc.                                                        Georgia       100
   AIG Casualty Company                                                 Pennsylvania       100
   AIG Risk Management, Inc.                                                New York       100
   AIU Insurance Company                                                    New York        52/(11)/
     AIG General Insurance Company China Limited                               China       100
     AIG General Insurance (Taiwan) Co., Ltd.                                 Taiwan       100
   American Home Assurance Company                                          New York       100
     AIG General Insurance (Malaysia) Berhad                                Malaysia       100
     AIG Hawaii Insurance Company, Inc.                                       Hawaii       100
       American Pacific Insurance Company, Inc.                               Hawaii       100
     American International Realty Corp.                                    Delaware      31.5/(12)/
     Pine Street Real Estate Holdings Corp.                            New Hampshire     31.47/(13)/
     Transatlantic Holdings, Inc.                                           Delaware     33.24/(14)/
       Transatlantic Reinsurance Company                                    New York       100
       Putnam Reinsurance Company                                           New York       100
       Trans Re Zurich                                                   Switzerland       100

                              Subsidiaries of AIG

                                                                                          Percentage
                                                                                           of Voting
                                                                                          Securities
                                                                          Jurisdiction of   held by
                                                                           Incorporation   Immediate
As of December 31, 2007                                                   or Organization Parent/(1)/
-----------------------                                                   --------------- -----------
   American International Surplus Lines Agency, Inc.                          New Jersey       100
   Audubon Insurance Company                                                   Louisiana       100
     Agency Management Corporation                                             Louisiana       100
       The Gulf Agency, Inc.                                                     Alabama       100
     Audubon Indemnity Company                                               Mississippi       100
   Commerce and Industry Insurance Company                                      New York       100
     American International Insurance Company                                   New York        50/(15)/
       AIG Advantage Insurance Company                                         Minnesota       100
       American International Insurance Company of California, Inc.           California       100
       American International Insurance Company of New Jersey                 New Jersey       100
   Commerce and Industry Insurance Company of Canada                              Canada       100
   The Insurance Company of the State of Pennsylvania                       Pennsylvania       100
   Landmark Insurance Company                                                 California       100
   National Union Fire Insurance Company of Pittsburgh, Pa                  Pennsylvania       100
     AIG Domestic Claims, Inc.                                                  Delaware       100
     American International Specialty Lines Insurance Company                   Illinois        70/(16)/
     Lexington Insurance Company                                                Delaware        70/(17)/
       AIG Centennial Insurance Company                                     Pennsylvania       100
       AIG Auto Insurance Company of New Jersey                               New Jersey       100
       AIG Preferred Insurance Company                                      Pennsylvania       100
       AIG Premier Insurance Company                                        Pennsylvania       100
       AIG Indemnity Insurance Company                                      Pennsylvania       100
       JI Accident & Fire Insurance Company, Ltd.                                  Japan        50
     National Union Fire Insurance Company of Louisiana                        Louisiana       100
     National Union Fire Insurance Company of Vermont                            Vermont       100
     21st Century Insurance Group                                               Delaware        32/(18)/
       21st Century Casualty Company                                          California       100
       21st Century Insurance Company                                         California       100
       21st Century Insurance Company of the Southwest                             Texas       100
     AIG Excess Liability Insurance Company Ltd.                                Delaware       100
       AIG Excess Liability Insurance International Limited                      Ireland       100
   New Hampshire Insurance Company                                          Pennsylvania       100
     AI Network Corporation                                                     Delaware       100
     AIG Europe, S.A.                                                             France     70.48/(19)/
     American International Pacific Insurance Company                           Colorado       100
     American International South Insurance Company                         Pennsylvania       100
     Granite State Insurance Company                                        Pennsylvania       100
     Illinois National Insurance Co.                                            Illinois       100
     New Hampshire Indemnity Company, Inc.                                  Pennsylvania       100
       AIG National Insurance Company, Inc.                                     New York       100
     New Hampshire Insurance Services, Inc.                                New Hampshire       100
   Risk Specialists Companies, Inc.                                             Delaware       100
   HSB Group, Inc.                                                              Delaware       100
   The Hartford Steam Boiler Inspection and Insurance Company                Connecticut       100

                              Subsidiaries of AIG

                                                                                               Percentage
                                                                                                of Voting
                                                                                               Securities
                                                                               Jurisdiction of   held by
                                                                                Incorporation   Immediate
As of December 31, 2007                                                        or Organization Parent/(1)/
-----------------------                                                        --------------- -----------
   The Hartford Steam Boiler Inspection and Insurance Company of Connecticut      Connecticut       100
   HSB Engineering Insurance Limited                                                  England       100
     The Boiler Inspection and Insurance Company of Canada                             Canada       100
   United Guaranty Corporation                                                 North Carolina     36.31/(20)/
   A.I.G. Mortgage Holdings Israel, Ltd.                                               Israel     87.32
     E.M.I. - Ezer Mortgage Insurance Company, Ltd.                                    Israel       100
   AIG United Guaranty Agenzia Di Assirazione S.R.L                                     Italy       100
   AIG United Guaranty Insurance (Asia) Limited                                     Hong Kong       100
   AIG United Guaranty Mexico, S.A.                                                    Mexico       100
   AIG United Guaranty Mortgage Insurance Company Canada                               Canada       100
   AIG United Guaranty Re, Ltd.                                                       Ireland       100
   United Guaranty Insurance Company                                           North Carolina       100
   United Guaranty Mortgage Insurance Company                                  North Carolina       100
   United Guaranty Mortgage Insurance Company of North Carolina                North Carolina       100
   United Guaranty Partners Insurance Company                                         Vermont       100
   United Guaranty Residential Insurance Company                               North Carolina     75.03/(21)/
     United Guaranty Credit Insurance Company                                  North Carolina       100
     United Guaranty Commercial Insurance Company of North Carolina            North Carolina       100
     United Guaranty Mortgage Indemnity Company                                North Carolina       100
   United Guaranty Residential Insurance Company of North Carolina             North Carolina       100
   United Guaranty Services, Inc.                                              North Carolina       100
   AIG Marketing, Inc.                                                               Delaware       100
   American International Insurance Company of Delaware                              Delaware       100
 Hawaii Insurance Consultants, Ltd.                                                    Hawaii       100
   AIG Retirement Services, Inc.                                                     Delaware       100
   SunAmerica Life Insurance Company                                                  Arizona       100
   SunAmerica Investments, Inc.                                                       Georgia        70/(22)/
     AIG Advisor Group, Inc.                                                         Maryland       100
       AIG Financial Advisors, Inc.                                                  Delaware       100
       Advantage Capital Corporation                                                 New York       100
       American General Securities Incorporated                                         Texas       100
       FSC Securities Corporation                                                    Delaware       100
       Royal Alliance Associates, Inc.                                               Delaware       100
   AIG SunAmerica Life Assurance Company                                              Arizona       100
     AIG SunAmerica Asset Management Corp.                                           Delaware       100
       AIG SunAmerica Capital Services, Inc.                                         Delaware       100
   First SunAmerica Life Insurance Company                                           New York       100
   AIG Global Services, Inc.                                                    New Hampshire       100
   AIG Trading Group Inc.                                                            Delaware       100
   AIG International Inc.                                                            Delaware       100
   AIU Holdings LLC                                                                  Delaware       100
   AIG Central Europe & CIS Insurance Holdings Corporation                           Delaware       100
   AIG Bulgaria Insurance and Reinsurance Company EAD                                Bulgaria       100

                              Subsidiaries of AIG

                                                                                                   Percentage
                                                                                                    of Voting
                                                                                                   Securities
                                                                                   Jurisdiction of   held by
                                                                                    Incorporation   Immediate
As of December 31, 2007                                                            or Organization Parent/(1)/
-----------------------                                                            --------------- -----------
     AIG Czech Republic pojistovna, a.s.                                           Czech Republic       100
     AIG Memsa Holdings, Inc.                                                            Delaware       100
     AIG Hayleys Investment Holdings (Private) Ltd.                                     Sri Lanka        80
     Hayleys AIG Insurance Company Limited                                              Sri Lanka       100
     AIG Iraq, Inc.                                                                      Delaware       100
     AIG Lebanon S.A.L.                                                                   Lebanon       100
     AIG Libya, Inc.                                                                     Delaware       100
     AIG Sigorta A.S.                                                                      Turkey       100
     Tata AIG General Insurance Company Limited                                             India        26
     AIU Africa Holdings, Inc.                                                           Delaware       100
     AIG Kenya Insurance Company Limited                                                    Kenya     66.67
     AIU North America, Inc.                                                             New York       100
     American International Underwriters Corporation                                     New York       100
 American International Underwriters Overseas, Ltd.                                       Bermuda       100
   A.I.G. Colombia Seguros Generales S.A.                                                Colombia        94/(23)/
   AIG Brasil Companhia de Seguros S.A.                                                    Brazil        50
   AIG Europe (Ireland) Limited                                                           Ireland       100
   AIG General Insurance (Thailand) Ltd.                                                 Thailand       100
   AIG General Insurance (Vietnam) Company Limited                                        Vietnam       100
   AIG MEMSA Insurance Company Limited                                                United Arab
                                                                                         Emirates       100
   AIG UK Holdings Limited                                                                England      82.8/(24)/
     AIG Germany Holding GmbH                                                             Germany       100
       Wurttembergische und Badische Versicherungs-AG                                     Germany       100
       DARAG Deutsche Versicherungs-und Ruckversicherungs-Aktiengesellschaft              Germany       100
     AIG UK Financing Limited                                                             England       100
       AIG UK Sub Holdings Limited                                                        England       100
        AIG UK Limited                                                                    England       100
        AIG UK Services Limited                                                           England       100
   AIG Takaful - Enaya B.S.C.                                                             Bahrain       100
   American International Insurance Company of Puerto Rico                            Puerto Rico       100
   Arabian American Insurance Company (Bahrain) E.C.                                      Bahrain       100
   La Meridional Compania Argentina de Seguros S.A.                                     Argentina       100
   La Seguridad de Centroamerica Compania de Seguros S.A.                               Guatemala       100
   Richmond Insurance Company Limited                                                     Bermuda       100
   Underwriters Adjustment Company, Inc.                                                   Panama       100
 American Life Insurance Company                                                         Delaware       100
   AIG Life Bulgaria Zhivotozastrahovatelna Druzhestvo .A.D.                             Bulgaria       100
   ALICO, S.A.                                                                             France       100
   First American Polish Life Insurance and Reinsurance Company, S.A.                      Poland       100
   Inversiones Interamericana S.A.                                                          Chile     99.99
   Pharaonic American Life Insurance Company                                                Egypt     74.87/(25)/
   Unibanco AIG Seguros S.A.                                                               Brazil     46.06/(26)/
 American Security Life Insurance Company, Ltd.                                      Lichtenstein       100

                              Subsidiaries of AIG

                                                                             Percentage
                                                                              of Voting
                                                                             Securities
                                                             Jurisdiction of   held by
                                                              Incorporation   Immediate
As of December 31, 2007                                      or Organization Parent/(1)/
-----------------------                                      --------------- -----------
 Delaware American Life Insurance Company                         Delaware        100
 Mt. Mansfield Company, Inc.                                       Vermont        100
 The Philippine American Life and General Insurance Company    Philippines      99.78
   Pacific Union Assurance Company                              California        100
   Philam Equitable Life Assurance Company, Inc.               Philippines         95
   Philam Insurance Company, Inc.                              Philippines        100

--------
(1) Percentages include directors' qualifying shares.

(2) All subsidiaries listed are consolidated in the financial statements of AIG as filed in its Form 10-K on February 28, 2008. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

(3) The common stock is owned approximately 14.1 percent by C.V. Starr & Co., Inc., Edward E. Matthews, Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, Starr International Company, Inc., The Maurice R. Greenberg and Corinne P. Greenberg Family Foundation, Inc. and the Universal Foundation, Inc.

(4) Also owned 0.01 percent by AIG Global Investment Corp.

(5) Also owned 1 percent by AIG Capital Corporation.

(6) Also owned 32.77 percent by National Union Fire Insurance Company of Pittsburgh, Pa.

(7) Also owned 4.69 percent by AIG Memsa Holdings, Inc.

(8) Also owned 10 percent by AIG Matched Funding Corp.

(9) Also owned 10 percent by a subsidiary of American Life Insurance Company.

(10)Also owned 48.15 percent by American General Life and Accident Insurance Company.

(11)Also owned 8 percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of the Pittsburgh, Pa., and 8 percent by AIG Casualty Company.

(12)Also owned by 11 other AIG subsidiaries.

(13)Also owned by 11 other AIG subsidiaries.

(14)Also owned 25.78 percent by AIG.

(15)Also owned 25 percent by American Home Assurance Company and 25 percent by AIU Insurance Company.

(16)Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(17)Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(18)Also owned 16.3 percent by American Home Assurance Company, 31.1 percent by Commerce and Industry Insurance Company and 20.6 percent by New Hampshire Insurance Company.

(19)100 percent held together with AIG companies.

(20)Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95 percent by New Hampshire Insurance Company and
    0.86 percent by The Insurance Company of the State of Pennsylvania.

(21)Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

(22)Also owned 30 percent by AIG Retirement Services, Inc.

(23)Also owned 3.24 percent by American International Underwriters de Colombia Ltd.

(24)Also owned 5.6 percent by American International Company, Limited,
    2.5 percent by AIG Europe (Ireland) Ltd., 8.5 percent by American International Underwriters Overseas Association and 0.6 percent by New Hampshire Insurance Company.

(25)Also owned 7.5 percent by AIG Egypt Insurance Company.

(26)Also owned 0.92 percent by American International Underwriters Overseas,
    Ltd.

   The Registrant is a separate account of American General Life Insurance Company (Depositor).

Item 29. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Except as otherwise required by applicable law:

(a) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or on behalf of the company) by reason of the fact that he is or was director, officer, or employee or agent of the company, or is or was serving at the request of the company as director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding; provided that he (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company; and, (2) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

(b) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or on behalf of the company to procure a judgment in the company's favor, by reason of the fact that he is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding; provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company unless and only to the extent that the court in which such action, suit or proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

(c) To the extent that a director, officer, or employee or agent of the company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) above (unless ordered by a court or made pursuant to a determination by a court as hereinafter provided) shall be made by the company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board by a majority of a quorum consisting of directors who were not parties to such action, suit or proceeding (disinterested), or (2) by a committee of disinterested directors designated by majority vote of disinterested directors, even though less than a quorum, or
(3) by independent legal counsel in a written opinion, and such legal counsel was selected by a majority vote of a quorum of the disinterested directors, or
(4) by the stockholders. In the absence of a determination that indemnification is proper, the director, officer or employee may apply to the court conducting the proceeding or another court of competent jurisdiction which shall determine whether the director, officer, employee or agent has met the applicable standard of conduct set forth in paragraphs (a) and (b). If the court shall so determine, indemnification shall be made under paragraph (a) or (b) as the case may be.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the manner provided in paragraph (d) upon receipt of a written instrument acceptable to the Board by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this section.

(f) The indemnification provided by the company's By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit or the heirs, executors and administrators of such a person.

(g) The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, or enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the company would have the power to indemnify him against such liability under the provisions of the company's By-Laws.

Item 30. Principal Underwriters

(a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account D, American General Life Insurance Company Separate Account VA-1 and American General Life Insurance Company Separate Account VA-2, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL and American General Life Insurance Company Separate Account VUL-2, which both offer interests in flexible premium variable life insurance policies. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of American General Life Insurance Company affiliates.

(b) Management.

Name and Principal      Positions and Offices with Underwriter
Business Address        American General Equity Services Corporation
------------------      -------------------------------------------------
Matthew E. Winter       Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Mark R. McGuire         Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

David W. O'Leary        Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Larry Blews             Vice President and Chief Compliance Officer
2727-A Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.  Vice President
2727-A Allen Parkway
Houston, TX 77019

Deanna D. Osmonson      Vice President and Anti-Money Laundering
2727 Allen Parkway      Compliance Officer
Houston, TX 77019

T. Clay Spires          Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Name and Principal     Positions and Offices with Underwriter
Business Address       American General Equity Services Corporation
------------------     ---------------------------------------------------
Rhonda Washington      Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck      Secretary
70 Pine Street
New York, NY 10270

Amy Marie Cinquegrana  Assistant Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones        Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming        Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore       Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant.

                     Net Underwriting  Compensation on Events
Name of Principal     Discounts and   Occasioning the Deduction  Brokerage     Other
Underwriter            Commissions    of a Deferred Sales Load  Commissions Compensation
-----------------    ---------------- ------------------------- ----------- ------------
American General            0                     0                  0           0
  Equity Services
  Corporation

Item 31. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at 3051 Hollis Drive, Springfield, Illinois 62704.

Item 32. Management Services   Not applicable.

Item 33. Fee Representation

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

                              POWERS OF ATTORNEY

   Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary W. Parker and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 18th day of August, 2008.

                                        AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        SEPARATE ACCOUNT VL-R
                                        (Registrant)

                                   BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        (On behalf of the Registrant and itself)

                                   BY:  ROBERT F. HERBERT, JR.
                                        ----------------------------------------
                                        ROBERT F. HERBERT, JR.
                                        SENIOR VICE PRESIDENT,
                                        TREASURER AND CONTROLLER

                                    AGL - 1

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                              Title                        Date
---------              --------------------------------------  ----------------

RODNEY O. MARTIN, JR.  Director and Chairman                   August 18, 2008
---------------------- of the Board of Directors
RODNEY O. MARTIN, JR.

MATTHEW E. WINTER      Director, President and                 August 18, 2008
---------------------- Chief Executive Officer
MATTHEW E. WINTER

MARY JANE B. FORTIN    Director, Executive                     August 18, 2008
---------------------- Vice President and
MARY JANE B. FORTIN    Chief Financial Officer

M. BERNARD AIDINOFF    Director                                August 18, 2008
----------------------
M. BERNARD AIDINOFF

DAVID R. ARMSTRONG     Director                                August 18, 2008
----------------------
DAVID R. ARMSTRONG

DAVID L. HERZOG        Director                                August 18, 2008
----------------------
DAVID L. HERZOG

RICHARD A. HOLLAR      Director                                August 18, 2008
----------------------
RICHARD A. HOLLAR

ROYCE G. IMHOFF II     Director                                August 18, 2008
----------------------
ROYCE G. IMHOFF II

                                    AGL - 2

Signature                              Title                        Date
---------             ---------------------------------------  ----------------

DAVID W. O'LEARY      Director                                 August 18, 2008
---------------------
DAVID W. O'LEARY

GARY D. REDDICK       Director                                 August 18, 2008
---------------------
GARY D. REDDICK

CHRISTOPHER J. SWIFT  Director                                 August 18, 2008
---------------------
CHRISTOPHER J. SWIFT

JAMES W. WEAKLEY      Director                                 August 18, 2008
---------------------
JAMES W. WEAKLEY

                                    AGL - 3

                                 EXHIBIT INDEX

Item 26. Exhibits

    (d)(1) Form of "AIG Survivor Advantage/SM/" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 08921.

    (d)(2) Form of Guaranteed Minimum Death Benefit Rider (For Policies Providing Joint and Last Survivor Coverage), Form No. 074llJT.

                                      E-1